Exhibit 3

CREDENTIALS

2004 CORPORATE RESPONSIBILITY REPORT

ABOUT THIS REPORT

Welcome to Talisman Energy Inc.’s fifth Corporate Responsibility Report (the Report). When we first began producing these Reports in April 2000, social and environmental reporting was in its infancy. Since then, the Company has expanded its interests from eight to 13 countries, exploration and development spending has increased from $1.2 billion to $2.5 billion and a new paradigm in corporate expectations has emerged. In recognition of this evolution, we’ve made significant changes to our corporate responsibility reporting process this year.

We’ve realigned the information in the Report to reflect work done relative to our Policy on Business Conduct and Ethics (Policy). Highlighted text has been taken directly from the Policy. We’ve added key activity summaries in each section of the Report and included comprehensive data tables (pages 31-33) comparing our year-over-year performance against a set of core indicators. We’ve added the complete list of Global Reporting Initiative Key Performance Indicators (KPIs) and definitions and expanded our reporting scope. And we’ve expanded the information included on our website at www.talisman-energy.com. We believe the changes in this year’s Report provide the foundation for future Talisman reports. We want to know your thoughts. Fill out the form following page 6 and tell us how you think we’re doing.

Reporting Guidelines

The Report focuses on Talisman   ’s corporate responsibility priorities set out in the Company’s Policy on Business Conduct and Ethics including ethical business conduct, personal conduct, employee practices, health, safety and the environment, human rights, community relations and compliance. The Report is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aims to illustrate through the Report the breadth and scope of action that has been, and is being, taken.

Wherever possible, country-specific data has been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Unless the context indicates otherwise, a reference in this Report to “Talisman”, the “Company” or “we” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. An independent third party, PricewaterhouseCoopers LLP, has reviewed the data marked with the symbol ✓ contained in the Performance Data Summary at the back of the Report (see page 30 for more).

The Global Reporting Initiative

Talisman’s Corporate Responsibility Report was prepared in accordance with the Global Reporting Initiative (GRI)’s 2002 Sustainability Reporting Guidelines. While the Report endeavours to address many of the GRI’s key performance indicators, it is a summary of progress against priorities we set ourselves. For more about the GRI, see www.globalreporting.org.

Reporting Period

The Report deals with the Company and its wholly owned subsidiaries operating around the world from January 1, 2004 to December 31, 2004. Talisman’s last Report was published in April 2004 and the next edition is scheduled for publication in April 2006. This Report complements information found on our website at www.talisman-energy.com.

The Global Compact

Talisman is a signatory to the United Nations-led Global Compact initiative and this Report addresses the Company’s progress implementing the Global Compact and its ten principles. See page 6 for a summary of Talisman’s efforts in this area or visit www.unglobalcompact.org for more information.

Our Stakeholders

This Report has been prepared for all Talisman stakeholders. The Company defines its stakeholders as its employees, shareholders, suppliers, customers, service providers, and those communities, investors, debt holders, governments, regulators, indigeneous groups and Non-Governmental Organizations affected by, or that can affect, Talisman’s operations.

“Why not print your Report on recycled paper?” Shareholder feedback card

To minimize the environmental impact of our 2004 Report, we have carefully reviewed our reporting process. This year we have substantially decreased the amount of full-length printed Reports we produce and distribute from 60,000 to 8,000. In their place, we have printed a Summary Report, which has been distributed to all shareholders unless otherwise requested. All Corporate Responsibility Reports are printed on recycled paper and are available at www.talisman-energy.com.

WHO WE ARE

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States. Talisman’s subsidiaries also conduct business in Peru, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards in corporate citizenship and social and environmental responsibility wherever its business is conducted. The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

2004 Performance Statistics (millions of dollars unless otherwise stated)	2004	2003	2002
Social Performance
Community contributions	3.8	5.1	3.1
Full-time equivalent employees	1,870	1,758	1,565
Full-time equivalent positions added	179	275	—
Employee turnover	4%	4%	4%
Dollars spent on employee training	3.2	—	—

Health, Safety and Environmental (HSE) Performance
CO2E emissions (Canada and UK) (million tons)	4.4	4.5	3.6
Direct energy use (Canada) (trillion BTU)	20.7	—	—
Lost time injury frequency (per 200,000 exposure hours)	0.36	0.51	0.74
Potable water diversion (Alberta, Canada) (million barrels)	7.2	—	—

Financial and Operating Performance
Production (mboe/d)	438	398	445
Gross sales	6,874	5,610	5,351
Common share dividends	114	90	80
Exploration and development expenditures	2,538	2,180	1,848
Fiscal contributions to host governments	1,726	1,195	1,277
Employee remuneration	324	249	166

“—” indicates statistic not reported in previous years

Guide to Icons Found in this Report

The “computer” symbol indicates that more information on Talisman’s corporate responsibility performance is available on our website.

The “bullhorn” symbol indicates stakeholder commentary collected by the Company and PricewaterhouseCoopers LLP (PwC) throughout the year.

The “checkmark” symbol in the data summary section of the Report indicates that PwC has provided assurance in relation to the footnotes, tables and graphs marked by the symbol. For an explanation of the work they performed and their conclusions in relation to this symbol, see the Independent Reviewer’s Report on page 30.

2004 KEY CHALLENGES AND ACCOMPLISHMENTS

Social Performance

Page 6	Confirmed participation in the United Nations’ Global Compact.
Page 8	Continued refinement of our new project risk assessment process.
Page 9	Revised our Security Policy based on the Voluntary Principles on Security and Human Rights.
Page 9

Continued to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.

Page 10	Worked with approximately 45,000 Canadian stakeholders, regarding 1,345 projects.
Page 11	Cooperated with the New York State Attorney General’s investigation into leasing tactics in the state.
Page 11	Addressed concerns regarding local employment during proposed drilling program in Trinidad.
Page 12	Signed a Memorandum of Understanding with the United Nations Development Program in Trinidad.

HSE Performance

Page 18	Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated facilities.
Page 19	Sanctioned approximately $54,000 by a Colombian environmental authority for environmental damage in the non-operated
Page 20	Received a Gold Award from Scotland’s Health at Work program, recognizing Talisman Energy (UK) Limited’s commitment to promoting a healthy lifestyle amongst its workers.
Page 21	Completed formal Environmental Impact Assessments in support of proposed projects in Trinidad, the UK, Malaysia and the US.
Page 22	Spent $16 million on contaminated site cleanup and well site reclamation in North America as part of annual remediation efforts.
Page 23	Constructed a cogeneration facility in Edson, Alberta and began development of a wind farm demonstrator project in the North Sea.

Economic Performance

Page 10	Worked with regulatory authorities in New York State in an effort to release royalties held in escrow to leaseholders.
Page 15	Revised Reserves Data Policies and Procedures.
Page 26	Invested $2.9 billion in exploration, development and growth activities.
Page 26	Paid dividends of $114 million ($0.30/share) to shareholders during the year.
Page 26	Provided $1,726 million in taxes and royalties to host governments.
Page 28	Agreed to sell 2.3 trillion cubic feet of natural gas from the Corridor Production Sharing Contract in Indonesia.

Production and Exploration Areas

CREDENTIALS.

CORPORATE RESPONSIBILITY.

SUSTAINABLE VALUE CREATION.

At Talisman, the business case for corporate responsibility is clear. Acting in a corporately responsible manner helps the Company avoid risk, creates business opportunities, improves employee recruitment and retention, provides enhanced security to employees and assets and increases access to capital.

We call it sustainable value creation.

We think our corporate responsibility Credentials speak for themselves.

We invite you to read on and decide for yourself how we’re doing.

“Environment and social issues count. While one-off events have limited share price impact, environmental and social issues will become increasingly important for oil and gas companies seeking to access the new legacy assets, which we view as the key driver of future performance and valuation.”

Goldman Sachs Energy Environmental and Social Index

Table of Contents

Message from Jim Buckee	2

Policies and Governance	4

The United Nations’ Global Compact	6

Social Performance	7

HSE Performance	18

Economic Performance	25

Moving Forward	29

Independent Reviewer’s Report	30

Performance Data Summary	31

GRI Reference Indicators	34

Glossary and Abbreviations	35

Corporate Information	IBC

MESSAGE FROM JIM BUCKEE

President and Chief Executive Officer

“While it is clear that we do not lack challenges, conducting our activities in a socially, environmentally and economically responsible way ultimately drives our business to create sustainable value for all our stakeholders.”

Reporting Leads to Performance Improvement

At Talisman, we work hard at, and are proud of, our corporate responsibility performance. Some dismiss corporate responsibility reports as public relations exercises. I believe they create investor confidence, enhance transparency and improve accountability. Talisman’s annual corporate responsibility reporting and internal review process helps us improve our performance, demonstrate our commitment to responsible growth and engage the Company’s numerous stakeholders in open, honest dialogue. We prepare our Corporate Responsibility Reports so that our stakeholders can review our performance and judge our Credentials as a potential business, community partner or investment opportunity.

Market Volatility Affects Everyone

While oil and gas companies around the world, including Talisman, enjoyed record commodity prices last year, 2004 was marked by the volatility of global energy prices. Global forces including war in Iraq, terrorism in Saudi Arabia, labour strife in Venezuela, hurricane impacts in the Gulf of Mexico, the decline of global energy reserves and risks to energy security all contributed to energy price increases. Talisman recognizes that hydrocarbon energy is a vital but finite resource. While world oil and gas demand continues to set new records, industry struggles to meet that demand. Though there will be volatility, we believe that commodity prices for oil and gas will continue to rise as the world consumes hydrocarbons at faster rates than reserves are being replaced. That’s why today, it is important to use energy efficiently and extend the life of existing fields.

Efficient Energy Use

Talisman supports sensible, economic measures that will improve our energy efficiency. To that end, we completed construction of a 10-megawatt cogeneration facility at our Edson, Alberta natural gas processing plant in 2004. The $21 million facility is the first ever built at a sour gas processing plant in Alberta and one of the first retrofits of an existing plant to cogeneration.

Also in 2004, Talisman co-sponsored engineering and environmental studies in support of a potential wind farm project off the coast of Scotland at Talisman (UK)’s Beatrice platform. Based on those studies, we began a $58 million project to develop and construct two demonstrator turbines and first power is expected in 2006. The full Beatrice Wind Farm Project, if implemented as currently envisaged, could generate as much as 1,000 megawatts from up to 200 turbine units deployed in the vicinity of Talisman’s Beatrice oil field. I believe this could evolve into an economic energy source in time.

Talisman Joins the Global Compact

Talisman became a signatory to the United Nations-led Global Compact in February and committed to support the Compact’s ten principles in the areas of human rights, labour and the environment. Attending the Leaders Summit in June 2004, I was particularly impressed by the adoption of the tenth principle dealing with corruption. As with the Extractive Industries Transparency Initiative, widespread adoption would improve transparency throughout the world. As a member of the Global Compact, Talisman will report annually to our stakeholders on actions we have taken and lessons learned related to the ten principles.

Tsunami Relief Efforts

Like everyone around the world, I was shocked by the massive destruction and loss of life caused by the tsunami that hit Southeast Asia on December 26, 2004. Talisman’s immediate concern focused on our employees working in Indonesia and Malaysia as well as three employees from our UK office vacationing in Thailand at the time. The Company immediately responded with contributions to humanitarian aid and relief efforts through our offices in Indonesia, Malaysia and the UK. The Company also agreed to match employee contributions in support of tsunami relief efforts. Talisman has contributed approximately $350,000 to date towards tsunami relief efforts. We have also pledged to work collaboratively with governments, non-governmental organizations and local communities to assist with both immediate and longer-term rebuilding efforts.

Health, Safety and Environmental Priorities

We are committed to eliminating health and safety incidents, significant environmental impacts and ensuring the continued safety and well being of our workforce. I am pleased to report that there were no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman operations in 2004. We will continue to reduce oil discharged in the North Sea and we will continue to contribute to the responsible management of wildlife and access concerns in the Rocky Mountain foothills of Canada, among other priorities.

Recognition of Talisman’s Disclosure Efforts

In 2004, Talisman was listed as a Top-100 non-financial reporter by a global benchmark survey released by SustainAbility and the United Nations Environment Programme (in conjunction with Standard and Poors). Further, the Company received honourable mention for corporate reporting by the Canadian Institute of Chartered Accountants (CICA) and the National Post. Despite acknowledgement of our positive work in the area, we remain committed to improving our performance in this emerging area.

Talisman Energy is a Good Investment

Talisman’s mission is to create sustainable value for our shareholders in the upstream oil and gas business. To create that value, we look beyond traditional measures and benchmarks such as our financials at a more complete view of our overall corporate performance including our impacts on the communities where we operate and the environments in which we operate. While it is clear that we do not lack challenges, conducting our activities in a socially, environmentally and economically responsible way ultimately drives our business to create sustainable value for all our stakeholders. I believe our Credentials speak for themselves. Read on, and decide for yourself.

/s/ James W. Buckee
James W. Buckee
President and Chief Executive Officer
March 14, 2005

Talisman’s 2004 Corporate Responsibility Report has been prepared in accordance with the 2002 Global Reporting Initiative’s Guidelines. It presents a balanced and reasonable presentation of our Company’s economic, environmental and social performance.

“Winning this [CICA] award is a very significant achievement. Setting the benchmark disclosure standard for your industry takes leadership from senior management and your board of directors, as well as a dedicated staff team. Your commitment to excellence in disclosure enhances both the reputation of Talisman Energy Inc. and of our market, and is greatly appreciated.”

Robert Fabes, Senior Vice President,

Toronto Stock Exchange

Talisman’s Policy on Business Conduct and Ethics (PBCE)

The PBCE provides employees with specific direction in the areas of human rights, community relations, employee practices, personal conduct, ethical business conduct, and health, safety and environment.

“I am very concerned that Jim Buckee and his fellow executives actually are dedicated to this Report and its objectives.”

B.W. Carter, 2003 Report
feedback card

POLICIES AND GOVERNANCE

Policy on Business Conduct and Ethics

Talisman has formal policies and procedures that support the Company’s commitment to corporate responsibility. Our Policy on Business Conduct and Ethics (PBCE or Policy) is the foundation of our corporate responsibility framework and is the basis of organization for this year’s Report. (Highlighted copy included in this report has been taken directly from our Policy.) Established more than 12 years ago, our Policy is a living document. It has been revised and updated through several multi-departmental reviews including in 1999 and 2003, reflecting the Company’s growth and ensuring alignment with international best practices. The Policy is supported by the Company’s internal control system.

The PBCE is a statement of the ethical principles to which Talisman is committed. Every employee must read the Policy and understand how it relates to all business dealings as a condition of employment. The Policy is the first source of information and clarification regarding ethical issues employees may face in their business activities. To ensure the PBCE is understood and followed worldwide, the Policy is available in hard copy to all employees and contractors in English, Spanish and Indonesian as well as on Talisman’s internal website.

Audit and Compliance

Talisman annually checks our business activities to test conformance with the PBCE. Employees, officers and directors are required to annually complete a Compliance Certificate certifying observance of the PBCE while noting any exceptions and Talisman also requests that its key strategic alliance partners and contractors also undertake this exercise. Compliance certificates are returned directly to the President and Chief Executive Officer (CEO). The President and CEO and each member of the Board of Directors also complete a Certificate of Compliance and provide it to the Chairman of the Board of Directors.

Breaches of the PBCE

The Company requires that all employees promptly report any observed breaches of the PBCE. The Company values employee good faith actions and will not tolerate retaliation of any kind for reporting information. All reported contraventions are promptly investigated and are treated confidentially to the greatest extent possible. The Governance and Nominating Committee of the Company’s Board of Directors must approve any waiver of any of the provisions of the PBCE for a director or an executive officer in advance. Any material waiver will be promptly disclosed in accordance with applicable securities legislation.

Breaches of the PBCE are dealt with in accordance with the Company’s Progressive Discipline Procedure, which is available to all employees through Talisman’s internal website.

In 2004, Talisman’s President and CEO received 3,134 Compliance Certificates from employees and contractors in North America (2,154), the North Sea (654) and the rest of world (326). Submissions included 14 potential exceptions, which were all assessed or investigated and found to be immaterial.

Corporate Governance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Toronto Stock Exchange (TSX), all of the New York Stock Exchange (NYSE) corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies. When Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Rules”) are implemented by the Canadian Securities Administrators, Talisman will either satisfy the requirements of the proposed CSA Rules as published on October 29, 2004, or has implemented procedures designed to meet the same governance objectives. For more information, see Talisman’s Annual Report.

Ongoing Governance Activities

In 2004, the Board of Directors approved a new compensation structure for non-executive directors. The Board of Directors also approved a directors share ownership policy which: (1) increases over time the number of common shares and/or deferred share units which must be owned by non-executive directors of Talisman; and (2) mandates that at least 40% of a non-executive director’s annual retainer must be received in the form of deferred share units. The Board of Directors has no current intention to issue additional stock options to directors.

The Management Succession and Compensation Committee of the Board of Directors approved an executive share ownership policy in 2004. Senior executive officers are now required to own over a period of time a specified value of shares based on a percentage of base salary.

Talisman continued to refine its organizational structure to reflect good governance practices. In 2004, the Board of Directors revised the reporting structure of Talisman’s internal audit function to ensure that it is independent of financial reporting departments.

Talisman believes that issuers should take an active approach in the development of securities legislation. Accordingly, in 2004 Talisman reviewed and provided comments to the Canadian Securities Administrators on various initiatives, including the proposed Uniform Securities Legislation and the proposed Corporate Governance Rules.

For more information on our governance structures, see the Company’s corporate governance statement, which appears as Schedule “A” of Talisman’s management proxy circular, dated March 14, 2005.

“Talisman appears to have effective governance, with a small board that has strong industry experience; a non-executive chairman with substantial, clearly delineated responsibilities; and what we believe is a good board structure that includes a separate reserves committee with engineering qualifications. The board has followed some good governance practices for many years, including frequent private sessions of outside directors, without management present, and board and director evaluation procedures appear to be vigorous. The company’s global functional management structure, with considerable checks and balances across functional areas, facilitates careful decision-making and controls.”

Excerpt from Moody’s Investors Service, December 2004 Corporate Governance Assessment of Talisman

THE UNITED NATIONS’ GLOBAL COMPACT

Talisman Joins the Global Compact

In February 2004, Talisman became a signatory to the United Nations (UN)-led Global Compact(1), a network of companies, governments, non-governmental and labour organizations who have agreed to work with the UN to support ten principles in the areas of human rights, labour, the environment and anti-corruption.

North American Global Compact Network

Talisman is committed to making the Global Compact part of our strategy, culture and day-to-day operations. As such, we attended the North American UN Global Compact Network meeting in New York in May 2004. Featuring 37 leading North American and global businesses, the meeting provided attendees with an update on the Global Compact, future direction, best practices, succession, governance and supplier performance.

Global Compact Leaders Summit

In June 2004, Talisman’s President and CEO, Jim Buckee, joined more than 400 corporate executives, government officials and civil society leaders at the UN for the Global Compact Leaders Summit. During the meeting, chief executives from around the globe re-committed themselves to the Global Compact and to promoting good corporate practices in human rights, labour and the environment. In addition, participants at the Summit adopted a simple statement that “business should work against corruption in all its forms, including extortion and bribery.”

Communications on Progress

As a member of the Global Compact, Talisman has committed to report to our stakeholders annually on actions we have taken or lessons learned related to the ten principles through a Communications on Progress. We have endeavoured to meet this commitment through discussion of our activities in this Report. Here we provide an index of our performance relative to the ten Global Compact principles, with reference to more information and data throughout our Report. The index cross-references relevant GRI indicators.

Global Compact Ten Principles		GRI Indicators	Pages
1	Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence.	HR1, HR2, HR3, HR4	8-9
2	Businesses should make sure that they are not complicit in human rights abuses.	HR2, HR3	8-9
3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	HR5, LA3, LA4	31
4	Businesses should uphold the elimination of all forms of forced and compulsory labour.	HR7	16
5	Businesses should uphold the effective abolition of child labour.	HR6	16
6	Businesses should eliminate discrimination in respect of employment and occupation.	HR4, LA10, LA11	16
7	Businesses should support a precautionary approach to environmental challenges.	3.13	19, 21-22
8	Businesses should undertake initiatives to promote greater environmental responsibility.	EN1-EN16, 1.1	21-22
9	Businesses should encourage the development and diffusion of environmentally friendly technologies.	EN17	27-28
10	Businesses should work against all forms of corruption, including extortion and bribery.	SO2	15

(1)       For more information about how the Global Compact seeks to advance responsible corporate citizenship and ensure a more sustainable global economy through private sector partnerships, see www.unglobalcompact.org.

SOCIAL PERFORMANCE

2004 Key Activities

•                  Incorporated recommendations found in the Voluntary Principles on Security and Human Rights into our own Security Policy and practices.

•                  Completed above-ground due diligence prior to investing in Peru and negotiated a Joint Operating Agreement incorporating corporate responsibility provisions, including reference to the Voluntary Principles on Security and Human Rights.

•                  Notified or consulted with about 45,000 people across Canada in support of 1,345 projects including well-site acquisitions, minor tie-ins and major pipeline work.

•                  Contributed approximately $3.7 million to hundreds of community projects across our global operations.

•                  Contributed approximately $350,000 towards tsunami relief efforts.

•      Raised nearly $730,000 for Calgary’s United Way campaign. Invested $216,000 through our Aboriginal Community Investment Fund.

•      Participated in aboriginal cross-cultural awareness courses (33 employees).

•      Contributed an aggregate of $32,300 to the governing and opposition parties in BC, Alberta, Saskatchewan and Ontario.

•                  Employed 1,870 full-time equivalent permanent employees and over 1,383 temporary and contract employees.

•                  Created 179 new permanent full-time positions worldwide.

•      Provided $324 million in total remuneration including salary, benefits, bonuses and long-term incentives to employees worldwide.

In 2004, Talisman supported 84 projects and initiatives in aboriginal communities throughout our Canadian operating areas.

“Notwithstanding what we understand was a comprehensive review process, management and the board were unable to estimate the reputational risks of a significant involvement in Sudan, which proved controversial and which the company sold in 2003. Moody’s believes the company has strengthened risk assessment processes in recent years partially in response to the Sudan controversy and risk management and assessment practices appear strong.”

Excerpt from Moody’s Investors Service December 2004 Corporate Governance Assessment of Talisman

Prior to acquiring a 25% non-operating working interest in Block 64, Talisman representatives traveled to Peru to conduct due diligence related to human rights, security and environmental issues.

HUMAN RIGHTS

Talisman conducts its business activities with integrity and shows respect for human dignity and the rights of the individual. Talisman supports the principles of and promotes respect for the Universal Declaration of Human Rights. We lead by example, demonstrating values of tolerance and respect throughout our conduct. When considering new investments, Talisman reviews associated potential human rights issues and their relationship to our operations and we liaise with stake-holders at an early stage of business activities. Talisman promotes adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses. We strive to advance best practices with host governments, partners and third parties and we seek consistency with our revised Security Policy, which is based on the Voluntary Principles on Security and Human Rights(2).

External Risk Assessment

Talisman reviews numerous international and domestic investment opportunities every year. In addition to the technical and economic evaluation of these opportunities, we complete an evaluation of the above-ground issues related to the commercial, legal, political, regulatory, environmental, security and human rights situations prior to any investment. Our decision to invest is based on these above-ground evaluations as well as our technical assessments.

Refinement of New Project Risk Assessment

In 2004, the Company formalized and integrated its previous function-specific due diligence processes into a comprehensive Company-wide process coordinated by the Corporate Projects and Business Development group. This coordinated approach, incorporating a review of the exploration, operations, corporate responsibility, HSE, security, legal, tax, commercial and political risks associated with a given opportunity allows for a much greater level of analysis of the issues and risks that could be faced in any new project.

In addition, Talisman established a standard due diligence template that addresses issues associated with social, human, indigenous and labour rights. This template provides a consistent first level screening that is successfully used to determine whether or not proposed activity can be conducted in a responsible manner.

Due Diligence Activities in Peru

In August 2004, Talisman (Peru) Ltd. [Talisman (Peru)] acquired a 25% non-operating working interest in an exploration program in Block 64, located in a largely undeveloped area in northern Peru adjacent to the Ecuador border. Prior to the decision to invest in this project, Talisman conducted an extensive due diligence review to gain a broader understanding of the possible risks and concerns associated with investing in this project. As part of this review, we consulted with Canadian government officials in Ottawa and Lima, US government officials and non-governmental organizations in North America and Peru. Furthermore, Talisman representatives traveled to Peru in November 2003 to conduct due diligence related to human rights, security and environmental issues. As part of this initiative, Talisman representatives met with local community representatives during a trip to the Block 64 area.

(2)       In 2000, the Voluntary Principles on Security and Human Rights were developed by the governments of the US and the UK, selected companies in the resource sector and various civil society groups as an international framework for the provision of security.

As a result of this assessment and the issues raised with respect to working in such a sensitive environment, Talisman (Peru) secured specific corporate responsibility commitments in the Joint Operating Agreement (JOA), including the creation of an Environmental and Community Relations Subcommittee. Talisman holds a seat on this committee. The JOA also includes provisions regarding the Voluntary Principles on Security and Human Rights, transparency and using sound industry management practices to minimize the environmental impact of the project.

Security and Security Agreements

The use of government security forces to protect international operations is one of the most critical challenges corporations face with respect to human rights issues. It is also an area where companies such as ours have limited control. Safety of our personnel is of paramount importance to the Company. To ensure that these security risks are minimized and that secure environments are established and maintained for our employees, we review our security practices and benchmark them against international security best practice.

Revised Security Policy

In 2004, Talisman incorporated the recommendations found in the Voluntary Principles on Security and Human Rights into our own Security Policy and practices. The Security Policy provides the Company with a framework for creating safe work environments, promotes respect for human rights and advances best practices with governments, joint venture participants and third parties. It also provides any contractor personnel or private security firm supplying security services on the Company’s behalf with comprehensive policies and procedures for conducting security operations in accordance with Talisman’s standards.

Human Rights Activities in Colombia

In 2004, Talisman (Colombia) Oil & Gas [Talisman (Colombia)] commenced the process of relinquishing its interest in the Acevedo, Altamizal and Huila Norte Blocks in Colombia due to the lack of exploration success. However, the Company continued to closely monitor human rights issues in Colombia, by engaging in advocacy and dialogue with organizations that are in a position to influence improvements in the area of human rights. They include oil and gas industry peers, the Government of Colombia (including the Colombian ambassadors to Canada and the US) and non-governmental organizations such as Human Rights Watch and Amnesty International.

Thanks to support from Talisman (Colombia)’s co-venturers, the Colombian government and the Association of Colombian Oil Producers, Talisman established transparent agreements for the provision of security in the Tangara Block. Recognized internationally for their leading edge approach to security and human rights, these agreements reference human rights law and stipulate that any support provided to the military shall not be used for the acquisition of lethal equipment and shall be used only for the protection of exploration activities in the Tangara Block.

Talisman also participated in a 2004 research project carried out by the Collaborative for Development Action (CDA)(3). CDA is a consulting agency based in Cambridge, Massachusetts that focuses on economic and social development in Asia, Africa, Latin America and Eastern and Central Europe. The Canadian Department of Foreign Affairs and International Trade (DFAIT) sponsored CDA to document the practice of companies operating in Colombia and to provide DFAIT with a brief on how companies can most effectively and positively invest in Colombia.

Sudan Legal Update

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. In December 2004, Talisman filed a motion for judgment on the pleadings, seeking dismissal of the lawsuit on the grounds that the court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action. No decision is expected on either of these motions prior to the end of March 2005. Talisman believes the lawsuit to be entirely without merit, is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect. Though we did complete the sale of our indirect interest in Sudan in March 2003, we have committed to continue funding our development projects through 2005. See page 13 for more.

(3)       For more information about the CDA, or for a copy of the CDA’s final Report, “Efforts to Operate Constructively in a Context of Conflict: Best Corporate Practices in Colombia”, visit www.cdainc.com.

“Would rather cost of this reporting be spent improving corporation operations.”

Comments received from Peter McIntyre through 2003 Report feedback card

Consultation Improves Operations

Talisman’s timely consultation with North American landholders often influences aspects of our project development plans.

In 2004, based on feedback from a local trapper, a development team working in the Edson, Alberta area drilled two different sub-surface wells from one surface location, resulting in less surface disturbance.

Further, due to early feedback from numerous stakeholders in the Grande Cache, British Columbia area, sensitivities were considered during the internal development phase regarding a proposed 70-kilometre pipeline construction project. Aboriginal elders, trappers and government regulators were shown the proposed route and asked for feedback.

STAKEHOLDER RELATIONS

Talisman believes that being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy. Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and our neighbours. Talisman’s commitment to community relationships is based on community consultation, local benefits and respecting diverse cultures.

Stakeholder Consultation in Canada

In 2004, the Company strengthened the coordination between its Surface Land and Community Relations groups to further improve consistency and delivery of community consultations with landowners, aboriginal communities, NGOs and regulators. Talisman also began development of a community consultation tracking system to improve management of certain stakeholder consultations. The Company also continued to implement Community Relations Area Strategies for each Canadian operating area. In all, we notified or consulted with about 45,000 people across Canada in support of 1,345 projects including well site acquisitions, minor tie-ins and major pipeline work.

Community Open Houses and Career Fairs

Community open houses and career fairs are often part of Talisman’s consultative process. We support specific projects or community appreciation events for local farmers and ranchers and aboriginal career fairs for students interested in participating in the oil and gas industry. In 2004, about 1,500 people attended 26 open houses and aboriginal career fairs Talisman hosted or actively participated in across Canada.

Multi-Stakeholder Groups

Talisman continues to be involved with numerous multi-stakeholder groups in Canada, which bring industry, public and regulators together to create an opportunity for dialogue and to build understanding. These groups include the Edson Creative Solutions Synergy Group, the Southwest Alberta Sustainable Community Initiative, West Country Stakeholders, Rimbey Multi-Stakeholder Group and the Warburg Surface Rights Group.

Corporate Responsibility and Government Affairs Advocacy and Dialogue

In 2004, Talisman’s Corporate Responsibility and Government Affairs group attended conferences, presentations and workshops led by academics and industry associations in North America and Asia including the Globe 2004 conference in Vancouver and the CSR Asian Forum in Malaysia to further our knowledge of best practices in corporate responsibility. Further, we attended almost 70 meetings with government officials in both Canada and the US. International meetings were also held with several Ambassadors, High Commissioners and embassy officials.

New York State

Talisman’s indirect, wholly owned subsidiary, Fortuna Energy Inc. (Fortuna), faced a number of community relations challenges in its central New York State operating area in 2004. These challenges were the result of two fundamental stakeholder concerns.

One concern stemmed from a requirement of the New York State Department of Environmental Conservation that royalty payments be withheld until certain issues and disputes related to spacing unit configurations and terms of compulsory integration for uncontrolled parties were resolved. In some cases, royalty payments had been delayed for over four years.

In December 2004 and early January 2005, the Department of Environmental Conservation (DEC) rendered two interim decisions resulting in the final configuration of spacing units for numerous wells that allowed for the release of royalties to the respective landowners who have leases with Fortuna. Fortuna will continue to work with the DEC in an effort to facilitate the earliest possible release of royalty payments to Fortuna leaseholders for other wells that are not yet resolved.

A second issue relates to landowner concerns about the conduct of energy companies with respect to the acquisition of mineral and surface access lease agreements. In response to these concerns, the New York State Attorney General announced on October 6, 2004, an investigation into these issues. This investigation is ongoing. As a leading member of the energy industry, Fortuna has cooperated completely with the Attorney General’s office and has instituted formal Landman Leasing and Public Consultation Protocols to more effectively manage its relationship with the public.

Fortuna is also taking a number of steps to increase and improve the level of dialogue within the communities where it operates to more effectively communicate with area residents about Fortuna, its operations and policies, the industry and the shared benefits associated with the development of natural gas resources in New York State in 2005.

Alaska

In June 2004, the Bureau of Land Management (BLM) opened the northwest portion of the National Petroleum Reserve-Alaska for potential oil and gas development. Through a lease sale, Talisman’s subsidiary, FEX L.P. acquired exploration acreage. However, the Northern Alaska Environmental Center (NAEC) challenged the BLM over its decision. Late in 2004, the US District Court in Alaska ruled in favour of the BLM. This decision has been appealed by NAEC.

Trinidad

In 2004, Talisman’s subsidiary, Talisman (Trinidad) Petroleum Ltd. [Talisman (Trinidad)] conducted 24 consultations with various industry, government and not-for-profit stakeholders. In addition, Talisman (Trinidad) held public consultations as part of the Environmental Impact Assessment requirements for the seismic program in the Eastern Block of southern Trinidad. The open houses were held in the Rio Claro region, the largest town in our exploration area. Upon receipt of approval to perform the seismic work from the Environmental Management Authority, Talisman (Trinidad) completed two large seismic programs in the Eastern Block of southern Trinidad, employing up to 700 local people daily on a rotating basis.

Looking ahead, Talisman (Trinidad)’s proposed drilling program will require significantly less local employment as the work is not as labour intensive. This decrease in local employment requirements was communicated during Eastern Block open houses. In an attempt to maximize local content and employment opportunities, Talisman (Trinidad) has approached its sub-contractors to seek out local service providers, where feasible, during the construction and drilling phases.

Indonesia

In 2004, Talisman’s Manager of Corporate Responsibility and Government Affairs met with Talisman (Corridor) Ltd.’s co-venturer to discuss corporate responsibility issues related to the Corridor natural gas project. During the trip to the region, Talisman representatives visited various community development projects supported by the Company, gaining a better understanding of the community and local government relations issues faced in the area.

“As the natural gas industry continues to grow, it’s a learning experience, not only for the land-owners, but the gas companies, as well as the New York State DEC. We’ve all made mistakes. And as we begin the process of correcting these, I feel that the existing leases may need to be brought up to the updated standards, to the new accepted standards.”

Excerpt from a statement by an interested landowner during Legislative Hearings held in Elmira, New York on November 16, 2004 (taken from transcript of hearing)

In 2004, Talisman’s subsidiaries in Indonesia worked with local communities there to support community programs in each of its operating areas including funding for the development of this school near the Corridor project.

Employees from Talisman’s US subsidiary, Fortuna Energy Inc., participated in the Chemung County Soil and Water Conservation District Environmental Field Days in Erin, New York.

‘Investing in Our Communities’ Program

An important component of our Canadian corporate giving strategy involves our ‘Investing in our Communities’ program, an employee-based program which supports organizations and causes that do not normally fall within the corporate contributions program. The program provides up to $200 to organizations that our full-time employees and their families volunteer with, such as little league teams and community and school fundraisers. In 2004, Talisman received 205 employee requests for funding and invested approximately $42,000 through the program.

LOCAL BENEFITS

Talisman believes that the countries and communities where we operate should benefit from our operations through the generation of employment, business opportunities, royalties and taxes. Talisman will consider the specific needs and capabilities of these communities through dialogue and consultation. Our commitment includes investing in communities in accordance with the Company’s Corporate Contribution Guidelines and encouraging volunteerism in the communities where we live.

2004 Corporate Contributions

We contributed approximately $3.7 million to hundreds of community projects, both operated and non-operated, across our global operations.

Community Development in Canada

In 2004, Talisman contributed approximately $1.7 million to support health and welfare, the arts, education, the environment and community causes in Canada through 420 community development programs. Major funding included the third installment of our $10 million, 20-year commitment to Calgary’s Talisman Centre; our final installment of a five-year, $500,000 commitment towards the purchase of a new MRI (magnetic resonance imaging) unit at the Alberta Children’s Hospital; and raising almost $730,000 in support of Calgary’s United Way campaign.

United Kingdom

In 2004, Talisman (UK) supported 44 separate community development projects. Talisman (UK) was the lead sponsor for the 2004 Juvenile Diabetes Research Foundation Walk to Cure Diabetes in Aberdeen, helping raise almost $520,000 (£226,000) for diabetes research. Talisman (UK) also supported a number of learning initiatives at Ferryhill Primary School including Happy Chappy Productions and Totally T-Shirtz, two enterprise companies aimed at teaching children business basics under the national Enterprise Scotland business initiative.

New York State

In 2004, Talisman’s subsidiary, Fortuna, funded the YMCA, the local college, the Red Cross and various other local associations and groups in upstate New York. Fortuna employees also participated in the Chemung County Soil and Water Conservation District Environmental Field Days at the Park Station Nature Park in Erin, New York. During the event, several hundred sixth-grade students learned about how Fortuna explores for natural gas with an emphasis on ecology.

Trinidad

Talisman (Trinidad)’s most significant community development achievement in Trinidad in 2004 was signing a Memorandum of Understanding with the United Nations Development Program (UNDP). The main objective of this partnership is to provide support to a pilot project to upgrade the Rio Claro Learning and Development Centre for Special Children. Talisman (Trinidad) and the Canada Fund for Local Initiatives provided direct funding. UNDP will coordinate an outreach program for the families of the children attending this school. This is Talisman (Trinidad)’s first collaboration with the United Nations in the spirit of the Global Compact and further projects with the UNDP are under consideration.

Indonesia

In 2004, Talisman’s subsidiaries in Indonesia supported community programs in each area of its operations including Tanjung, Ogan Komering and Corridor. Tanjung project contributions included funding for kindergarten teachers and doctors, medical supplies and the provision of fresh water supply for local communities. The Ogan Komering operation continued its support of national sports week, the improvement of regional infrastructure and provided school supplies to local children. Corridor project contributions focused on infrastructure development and capacity building.

Malaysia and Vietnam

Talisman’s subsidiaries contributed to the Terry Fox Run in Malaysia (over 200 employees and contractors participated in the run). We also continued our support of beach and coral preservation. In Vietnam, Talisman’s subsidiaries contributed to scholarships for the less-fortunate and disabled children and cancer research.

Colombia

Talisman’s Colombia community development work focused in and around our subsidiary’s indirect interest in the Tangara Block. Extensive community relations activities were conducted through Talisman (Colombia)’s co-venturer related to the drilling of the Tangara-1 well. Significant stakeholder consultations were carried out with communities, local associations and various levels of government. A number of workshops were also conducted in conjunction with the Red Cross and the Colombian National Health Director’s office.

Peru

Talisman (Peru)’s operating co-venturer in Block 64 has entered into two agreements with the OSHAM federation (the Federation) that represents the indigenous communities within the exploration area. These agreements establish ground rules for the relationship between the operator and the local communities during the exploration phase of the project. The 10 communities represented by the Federation voted to approve the drilling of up to eight wells and seismic activities within Block 64. In exchange, these communities are being compensated for the use of their land during the proposed exploration program. The Federation manages these funds and decides which community projects to support. These projects have ranged from awarding scholarships to the purchase of communications equipment, medical supplies and education materials. In addition, the Federation and the operator have jointly developed a code of conduct that regulates exploration activities and the interactions between the operator, contractors, workers and the local communities.

Algeria

In 2004, significant progress was made on two proposed medical projects in the Hassi Messaoud region. Talisman (Algeria) B.V.’s operating co-venturer met with various stake-holders to review project proposals and seek input on potential areas of investment. Basic medical aid continues to be the greatest regional need. As such, we continue to explore potential investments in local hospitals.

Sudan

Since the sale of Talisman’s indirect interests in Sudan in March 2003, the Company has continued to honour previously made commitments to the community development programs developed from 1999-2003. Today, the Unity State Model Farm, the Agriculture and Community Development Program and the Basic Adult Learning and Training programs endure as a testament to the Company’s commitment to improve education, health and economic realities for those Sudanese living near or within the Greater Nile Petroleum Operating Company concession. It is Talisman’s intent that the three remaining programs become self-sufficient. In the event they are not, the Community Development Legacy Office will endeavour to find funding partners. Talisman is committed to funding these programs through 2005.

Talisman (UK) supported a number of learning initiatives at Ferryhill Primary School in Aberdeen, Scotland, including the Totally
T-Shirtz fashion show, as part of the Enterprise Scotland business initiative.

Talisman’s 2004 Corporate Contributions

(thousands of Canadian dollars)

	Operated	Non-Operated	Total
Canada	1,697	—	1,697
US	82	—	82
UK	445	—	445
Indonesia	89	288	377
Malaysia/ Vietnam	26	—	26
Colombia	—	168	168
Trinidad	106	103	209
Algeria	—	—	—
Qatar	20	—	20
Peru	—	78	78
Sudan	646	—	646
Total	3,111	637	3,748

“When I first applied for the scholarship... I was a little skeptical about my chances of receiving a significant award... Needless to say, I was pleasantly surprised to receive this fantastic award of $2,000.  From now on, I will no longer be so doubtful of my abilities, and I will not constantly compare myself to others.”

Lyndsay Vanderveer, National Aboriginal Achievement Foundation scholarship recipient

Aboriginal Community Investment

($ thousands)

RESPECTING DIVERSE CULTURES

Talisman recognizes and respects the diverse cultures and perspectives of communities, including those of indigenous peoples. We work with local communities affected by our operations to better understand each other’s culture so that we can design and implement community relations activities that reflect mutual interests. We also encourage participation of indigenous peoples in our activities through business and employment opportunities.

Aboriginal Relations Guidelines

Talisman has formalized Aboriginal Relations Guidelines (Guidelines) that guide our relations with all aboriginal communities across North America. The Guidelines are consistent with our policies and procedures including the PBCE and are available to all employees on our internal website. These Guidelines also apply to our principal contractors.

Aboriginal Community Consultation

In 2004, the Supreme Court of Canada released unanimous decisions on two significant cases (Taku River and Haida) concerning expectations of Canadian business to consult with First Nations communities. The decisions emphasize legislative, regulatory and good neighbour obligations to consult with aboriginal people – efforts we are already highly committed to.

Advance consultation with First Nation communities regarding key seismic, well site and access road locations and pipeline construction has helped the Company gain needed approvals on a number of key Canadian projects. For example, thanks to advance consultation, a seismic program planned by the Company in a sensitive area in British Columbia was approved by the Halfway First Nation.

Aboriginal Community Investment

In 2004, Talisman’s Aboriginal Community Investment Fund (Fund) invested approximately $216,000 in support of 84 projects and initiatives in aboriginal communities throughout our operating areas. Investment through the Fund focused on youth, education and capacity building in aboriginal communities and included approximately $98,000 in scholarships, bursaries and support for student centres, helping aboriginal students succeed in their studies. In 2004, administration of the Fund was strengthened through the development of a request for feedback process on investments made by the Company.

Cultural Awareness

In 2004, 33 Talisman employees participated in aboriginal cross-cultural awareness courses. Of those, 29 employees participated in a three-day introductory course, two employees participated in a three-day cultural campout hosted by the Aseniwuche Winewak Nation in Grande Cache, Alberta, and two others participated in a one-day event. These events further strengthened key relationships with the community and gave employees a broader understanding of key aboriginal issues.

Employment and Economic Opportunities

Talisman values the benefits of a diversified workforce and we give fair consideration for employment and contract opportunities to aboriginal individuals and businesses. In 2004, Talisman drafted prequalification standards for local and aboriginal contractors to help service providers understand the Company’s safety and performance requirements. The Company cooperatively consults with, provides feedback to and inspects equipment for aboriginal contractors to help them achieve equal access to economic opportunities associated with our activities.

ETHICAL BUSINESS CONDUCT

All dealings on Talisman’s behalf must reflect high standards of ethical behaviour. Talisman employees must be aware of, and comply with, all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which the Company conducts business. Our employees have a duty to inform themselves of any laws relevant to corporate activities.

Ensuring Integrity of Reserves Data

The integrity of Talisman’s reserves data is critical to the Company’s ability to fulfill legal and regulatory obligations which maintain investor confidence. The Company is committed to ensuring consistent reserves reporting and continued compliance with applicable Canadian and US securities legislation. Talisman updated its Reserves Data Policy and Procedures manual in 2004. For more information, see Talisman’s Annual Information Form for the year ended December 31, 2004.

Anti-Bribery and Corruption

The Company has established Compliance Guidelines for Anti-Bribery Legislation to reinforce Talisman’s commitment to the Corruption of Foreign Public Officials Act (Canada), the US Foreign Corrupt Practices Act and other similar legislation applicable to Talisman, its subsidiaries around the world and its officers, directors, agents and employees.

Political Contributions

In accordance with the Canadian federal government’s Bill C-24, Talisman discontinued all political contributions at the federal level in 2004, except for an annual maximum of $1,000 collectively to a Party’s candidates, nominations contestants and electoral district associations. At the provincial level, the Company revised its Canadian contributions policies in 2004 to ensure a more consistent approach to political donations.

In 2004, contributions totaling $32,300 were provided to the governing and opposition Parties in BC, Alberta, Saskatchewan and Ontario. Fortuna also made modest contributions totaling approximately $5,900 to New York State politicians. No political payments or contributions were made in other international operating areas. In accordance with the Company’s established guidelines, Talisman’s President and CEO must authorize all political contributions made on the Company’s behalf.

Privacy Compliance

In 2004, new privacy legislation affecting Talisman was officially introduced in Canada to balance an individual’s right to privacy of his or her personal information with the need of organizations like Talisman to collect, use or disclose certain personal information for legitimate business purposes. The legislation and relevant legislation in other operating areas affects the Company’s ability to collect, use and disclose the personal information of employees, applicants, residents, landowners, contractors and other stakeholders. Talisman has specific corporate policies and ongoing processes and procedures in place to assist the Company in meeting its obligations to its employees and the public under the legislation.

Supply Chain Management

Talisman encourages suppliers providing goods or services to, and for, the Company to operate in accordance with the principles outlined within our PBCE. Most contracts for goods or services tendered by the Company include a copy of the PBCE and a provision that the contractor has acknowledged receipt of the PBCE and agrees to operate by the provisions therein. See page 4 for more information.

“This important industry faces many challenges as it attempts to satisfy customers, a concerned citizenry, and governments that simultaneously demand solutions yet enact stiffer laws.”

The Corporate Ethics Monitor, Ethics and the Energy Industry, Volume 16, Issue 1, January-February 2004, Editorial by Vincent di Norcia

Canadian Political Party Contributions

($ thousands)

Talisman updated its Reserves Data Policy and Procedures manual in 2004.

Hair-raising Experience in Monkman

In 2004, Ian Duncan, a Chemical Engineering student from the University of Alberta, joined Talisman’s Monkman operations for a one-year co-op term where he helped manage the annual maintenance program. Told that he would need a haircut for safety reasons, Ian suggested to co-workers that he would shave his head bald for  $100 and donate the money to charity.  With a little friendly encouragement, Ian agreed to shave his eyebrows too and the donation increased. Thanks to donations from other employees and contractors working in the area, Iandonated $4,000 to the local Cancer Walk Relay.

WORKFORCE PRACTICES

Talisman strives to be an employer of choice in the oil and gas industry. As such, the Company recognizes it must earn the loyalty it expects from its employees. The Company is committed to treating its employees ethically and fairly and to ensure: no discrimination on the basis of gender, physical or mental disability, age, marital status, sexual orientation, religious belief, race, colour, ancestry or place of origin; fair and competitive compensation; fairness in performance appraisals and job advancement; promotion of a harassment-free workplace; confidentiality of employee records; and compliance with local employment laws in conjunction with internationally recognized best practices.

Number of Permanent Employees

As of December 31, 2004, Talisman employed 1,870 full-time equivalent (FTE) permanent employees worldwide. In 2004, Talisman also added 179 FTE positions and employed over 1,383 temporary and contract employees worldwide.

In 2004, Talisman began formally tracking North American, UK and Norway contractors who require access to Talisman systems and buildings. Information regarding contractors in Malaysia and Indonesia is currently maintained on local systems. Talisman has committed to reporting global workforce statistics, including our contingent workforce, to more accurately reflect our total staffing requirements. In 2005, Talisman will implement our Human Resources Management system in Malaysia.

Voluntary Staff Turnover

Talisman’s historically low global voluntary turnover rate of 4% continued in 2004. In comparison, the industry average(4) for Canada was 10.1% in 2003.

Recruitment

Talisman’s work assignments are diverse and challenging and we constantly seek new skill sets to meet the needs of the Company, now and in the future. Talisman endeavours to find the best possible candidate for all positions. In doing so, we choose the most effective source to meet our business requirements, considering internal candidates, candidates from the local market, or, when appropriate, the global market.

Student Recruitment

Talisman hires students for a variety of temporary jobs year round. Upon completion of their studies, we frequently hire them for new graduate positions. In Canada, Talisman hired 102 cooperative education and summer students with geo-science, engineering, commerce and general backgrounds for our Canadian operations. Talisman (UK) hired six placement students and summer students. Additionally, one summer student was hired in our Norwegian operations. Globally, Talisman hired 21 new graduates as FTE employees in 2004.

Workforce Diversity

Diversity is an important consideration in the development of Talisman’s global workforce. Broad skill sets and experiences are essential to achieving our corporate goals. Where possible, Talisman hires employees locally as part of our commitment to invest in the communities where we operate.

(4)       Source: Mercer Total Compensation Survey for the Petroleum Industry 2003.

Harassment Policy

Talisman defines harassment as any unwelcome conduct that detrimentally affects the work environment by creating an uncomfortable, offensive, humiliating, intimidating, threatening or otherwise hostile work environment. Talisman is committed to a workplace free of harassment, discrimination and intimidation. Our Harassment Policy provides employees guidance on how to identify and eliminate all forms of harassment and is available to all employees on the Company’s internal website.

Training and Development

Talisman’s training and development efforts focus on developing employees in their current and future roles. In 2004, Talisman invested approximately $3.2 million globally on technical, educational and personal development. Personal development programs in 2004 included project management, supervisory fundamentals, business writing, negotiations, presentation skills and interpersonal communications. To find out more about employee utilization of training and development programs, see page 20 and 31.

‘Coaching for Success’ Program

Recognizing that leaders play a key role in developing and improving the performance of their employees, in early 2004, Talisman implemented a global ‘Coaching for Success’ e-learning module to introduce coaching concepts to Talisman leaders. Seminars and workshops were held in Canada, the UK and Malaysia to further enhance the coaching capabilities of Talisman leaders.

Post-Secondary Education

In 2004, Talisman introduced a cost-sharing model that finances the cost of undergraduate and post-graduate degrees as well as accounting designations in Canada and the UK. In all, 83 employees utilized the education assistance program.

Employee Exchanges, Short-Term Assignments

Talisman hosted five training and development exchange employees from Malaysia and the UK in various positions at our head office in 2004. In Malaysia, Talisman currently has eight co-venturer employees training within its operations. In addition, five UK employees participated in short-term assignments in Norway, 15 Canadian, UK and Malaysian employees began various international expatriate assignments and three Canadian employees are on short-term assignments in Malaysia, Indonesia and Trinidad.

Total Rewards

Offering a competitive Total Rewards package is integral to Talisman’s success. Though the type and design of reward plans vary by country, they are designed to be market competitive and support the alignment of employee performance with business success and increasing shareholder value. Depending on the country of operation, components of Talisman’s Total Rewards package could include salary, bonuses, long-term incentives, as well as health, insurance and pension benefits. Learning opportunities and career development are also key elements of our Total Rewards program. Talisman annually benchmarks its compensation and benefits plans against the marketplace by participating in surveys around the world. In 2004, Talisman provided approximately $324 million to employees in Total Rewards. For a breakdown of remuneration by country, see page 33.

Fitness Subsidy

Talisman believes in helping employees reach their personal health and well-being goals. Our fitness subsidy program reimburses a portion of membership fees for all permanent employees attending recognized fitness facilities of their choice. In 2004, 445 employees in Canada, 68 in the UK, 23 in Norway and 15 in Malaysia utilized the program.

“Board of directors should have 50% women. (It’s) not acceptable to only have one.”

Margaret Hagerman, 2003 Report feedback card

Full-time Equivalent Permanent Employees

Full-time Equivalent Positions Added

Hands-on Geological and Geophysical Training

Talisman’s technical training program for its geological and geophysical employees includes classroom and field courses (some involve visiting ancient rock exposures, such as those found in the Rocky Mountains, and around the world). By seeing these examples in person, our employees can better interpret well and seismic data when they are back in the office. Talisman offers a progression of courses, from basic technical training to investigations of complex subjects from world-class experts.

In 2004, British Columbia Parks, the Wolverine Nordic and Mountain Society and Talisman partnered to create a more accessible Boulder Gardens hiking route and a new side trail to the upper cascades of the Sukunka River, near our Monkman BC operations.

HEALTH, SAFETY AND ENVIRONMENTAL PERFORMANCE

2004 Key Activities

•                  Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites.

•                  Launched a $58 million deep-water wind farm demonstrator project in the North Sea and completed a $21 million cogeneration facility in Alberta.

•                  Conducted HSE due diligence in advance of asset acquisitions in North America and the UK.

•      Completed formal environmental impact assessments in support of proposed projects in Trinidad, the UK, Malaysia and the US.

•                  Decommissioned approximately 150 inactive wells in Canada and five wells in the North Sea.

•      Developed and implemented caribou protection plans during winter exploration and development activity in Western Canada.

•                  Spent $16 million on contaminated site cleanup and well site reclamation in North America.

•      Treated and recycled approximately 16,500 tons of contaminated soil at our Diamond Valley Soil Treatment Facility.

•                  Constructed a new cogeneration facility at the Edson natural gas plant, yielding direct emission reductions of approximately 22,000 tons CO2E annually.

•                  Continued with initiatives to reduce the amount of produced water and entrained oil discharged in the North Sea.

•                  Conducted a major study of all operated sites in the UK towards compliance with the EU Emissions Trading Scheme, the Offshore Combustion Installations (Prevention and Control of Pollution) Regulations and the Department of Trade and Industry’s Flare Mass Reporting requirements.

•                  Completed offshore emergency response training and held safety performance workshops with contractors in Malaysia.

•                  Supported coral protection and reef cleanup projects at the International Marine Park on Perhentian Island, Malaysia.

•                  Completed annual well site, facility and heavy equipment safety inspections at our Indonesian operations.

MANAGEMENT SYSTEMS AND AUDITS

Effectiveness in Health, Safety and Environmental (HSE) standards is an essential part of achieving efficiency and profitability in the oil and gas business. Talisman strives to achieve continuous improvement in these areas and is committed to: creating a safe work environment; working to minimize the environmental impacts of its activities; working cooperatively and transparently with local communities and governments with respect to the Company’s health, safety and environmental activities; regular review and reporting of environmental and safety performance; and prompt and effective response to health, safety and environmental risks and concerns.

In 2004, we reviewed and substantially revised our safety and loss control standards governing geophysical, drilling and production operations in North America. We also introduced new, and revised existing, safety and environmental guidelines to clarify expectations and promote effective performance in areas such as ground disturbance, environmental planning for construction projects, disposal of invert drill cuttings, storm water discharge from operating sites, water well sampling, decision-criteria for watercourse crossings and herbicide use.

Regulatory Contraventions

Talisman endeavours to operate in full compliance with HSE regulatory requirements. This was largely achieved in 2004. While there were some relatively minor infractions such as short-term emission exceedences due to plant upsets and minor oil staining on leases, there were no major health, safety or environmental non-compliance events at Talisman-operated sites in 2004.

Talisman’s Colombian subsidiary, Talisman (Colombia), which formerly held a non-operated interest in the Acevedo Block Association Contract, was sanctioned approximately $54,000 by a Colombian environmental authority, Corporacion Autonoma Regional del Alto Magdalena for environmental damage in the Acevedo Block during the time that Talisman (Colombia) was a non-operator.  The operator was also sanctioned. Talisman (Colombia) was sanctioned as the original record holder of the environmental license, which was in the process of being assigned to the operator at the time the environmental damage occurred.

Audits and Due Diligence

We regularly conduct safety and environmental audits at our operated facilities as a basis for continuous improvement and to assess compliance with Company standards and regulatory requirements. Where audits identify significant deficiencies, improvements are made to the management framework, deficiencies are tracked and follow up work is monitored.

North America

In 2004, Talisman completed environmental due diligence work in advance of asset acquisitions in New York State. We also completed environmental sensitivity and risk analysis in advance of acquisitions in Alaska. We audited the safety management systems of key contractors and we also completed comprehensive environmental audits at Warburg, Chauvin, Monkman and Appalachia.

United Kingdom

HSE due diligence work was completed in advance of acquiring an operated working interest in the offshore Galley field in the North Sea. We also completed waste management audits at the Claymore, Piper and Clyde platforms and radiological audits at the Piper, Claymore, Beatrice, Buchan, Clyde and Nigg facilities. We also completed comprehensive environmental audits at our onshore marine terminals and at seven of nine offshore installations.

Environmental Due Diligence

Underpins Our Investments

As a member of Talisman’s HSE team, Environmental Specialist Leslie Zilm (pictured in photo above) has traveled to locations many could not even find on a map to perform advance environmental due diligence work prior to a Talisman investment. Talisman considers the location of important ecological zones, protected areas, the biophysical and cultural environment prior to investment decisions. In 2004, Talisman improved and refined its environmental due diligence process, organizing previously broad approaches to new country entry assessment into a more standardized system, which we continually aim to improve.

“Before actively pursuing any investment, we evaluate it from an environmental risk perspective which includes not only looking at the profile of the investment area, but also evaluating potential partners in terms of their environmental performance standards,” Zilm says.

Talisman maintains an integrated health, safety and environmental management framework.

Lost-time Injury Frequency

(Global aggregate; number of lost-time injuries per 200,000 exposure hours. Includes certain contractors in the UK, Malaysia and Indonesia. Data for 2003 and 2002 are restated to include contractor data from Malaysia.)

Talisman (UK) Wins Gold

Award for Health

Talisman (UK) was one of 24 Grampian-based businesses to win the prestigious Gold Award from Scotland’s Health at Work program, recognizing Talisman’s commitment to promoting a healthy lifestyle amongst its workers at Talisman House in Aberdeen in 2004.

International

International audit work of significance included the completion of waste management audits at our Malaysian offshore drilling and production operations and the onshore supply base. We also conducted verification audits during seismic surveys in Qatar and Trinidad to confirm compliance with terms of project environmental approvals and accepted best practices.

OCCUPATIONAL HEALTH AND SAFETY

At Talisman, we strive to create a working environment where accidents do not occur and in which employees, contractors and the public are not exposed to health and safety hazards. Where we have operating control, we have developed and implemented written standards, practices and plans to communicate Talisman’s expectations and guide our operational safety and loss control activities.

North America

In 2004, Talisman redesigned the ‘safe work permit’ process employed across our North American operations to improve hazard assessment and control at our worksites. We also delivered training in hazard assessment and safe work permitting, task observation and incident investigation and reporting within the North American operations.

Talisman continued to promote employee health and wellness through initiatives like blood pressure clinics, health club subsidies and periodic employee lunch-and-learn sessions on such topics as nutrition and balanced diet, ergonomics, sun and skin care, sports injury prevention and vision care.

United Kingdom

Talisman (UK) revised its safety induction program for offshore workers, consistent with the ‘common induction’ process recommended by the North Sea “Step Change in Safety” initiative. The aim of common induction is to achieve a level of industry-wide consistency regarding the scope and effectiveness of safety inductions provided to North Sea workers. Talisman (UK) also completed a Noise Control Study at the Claymore platform to evaluate the feasibility of improvements in high noise areas and completed asbestos surveys across the UK operating sites, consistent with requirements of the Control of Asbestos at Work regulations.

Talisman (UK) also implemented quarterly safety campaigns to foster safety awareness and improved performance across the North Sea operating sites. Campaign themes included the prevention of finger and hand injuries, lifting risks and controls and risk awareness related to body positioning in the workplace.

International

In 2004, supervisory personnel at Talisman’s Indonesian subsidiaries completed training in incident investigation and reporting. Further, key personnel from the offshore operations in Malaysia participated in a three-day, internationally recognized training program focusing on the skills and knowledge required to deal effectively with emergency situations offshore. Safety awareness presentations were also provided covering hand injuries, slips, trips and falls to our Malaysian offshore drilling and production operations. Safety performance improvement workshops were also held with key fabrication, drilling and operations contractors in Malaysia.

PROJECT PLANNING AND ENVIRONMENTAL PROTECTION

Wherever we operate, we endeavour to understand local environmental sensitivities and plan our activities accordingly. This demands careful attention to environmental issues and impacts in order to minimize the Company’s environmental footprint. Seismic, construction and drilling projects worldwide are supported by environmental planning to identify environmental risks and implement strategies to reduce potential impacts. This may involve baseline environmental studies, formal or informal environmental impact assessments and attendant protection plans, depending on the local environmental setting and sensitivities.

Environmental Impact Assessments

Formal environmental impact assessments and associated stakeholder consultations were completed during 2004 in support of planned projects in the US, Trinidad, the North Sea and Malaysia. Talisman also completed 28 screening-level environmental assessments in the UK in support of various offshore activities.

Canada

In 2004, Talisman began tracking potable water diversions from its Alberta operations. Total potable water use, as reported under our licenses or approvals for 2004 was 7,204,229 barrels.

Management of access and wildlife concerns remains a key component of project planning for ongoing deep gas exploration and development activity in the Rocky Mountain Foothills of Western Canada. As such, Talisman invested $110,000 in environmental research funding in Canada relating to coldwater fisheries, caribou, grizzly bears and the growth of native plants for use in site reclamation. Talisman also continued its support of the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental projects by communities and non-profit organizations across Alberta.

United Kingdom

Talisman (UK) supported environmental research related to ongoing bird population monitoring in the Inner Moray Firth, an environmental newsletter for school children, native woodlands conservation and a University of Aberdeen dolphin study.

International

Talisman subsidiaries supported an environmental research project regarding the development and diversity of Mangroves Delta in the Tok Bali Area and Kuala Besut area of Northern Terengganu, Malaysia through the College University of Science and Technology Malaysia. Research focused on the distribution and variability of mangrove vegetation in the Delta area. A rehabilitation and replanting program will be proposed to the State Government and the State Forestry Department to help ease development pressures.

Spill Response

Talisman’s regional operations maintain spill contingency plans and have access, either directly or through contractual arrangements, to spill containment and cleanup equipment, trained personnel and other key resources.

School Children Flock to

Greenwing Program

In June 2004, Ducks Unlimited Canada and Talisman’s Edson Gas Plant launched the School Lake Greenwing Adopt-a-Class Program. The program provides local school children with a hands-on opportunity to learn about wetland and wildlife conservation at School Lake, a 40-acre lake about one kilometre from Talisman’s Edson plant. Through the program, Talisman adopted classrooms and provided physical infrastructure such as the land, a dock and trails needed for hands-on learning.

Talisman believes that education is key to preserving Canada’s wetlands for future generations. As such, the program has been expanded to our Grande Prairie office as well.

“(Talisman) sought us out and as a result, we worked together as a team with Talisman to complete the pilot project at School Lake.” said Dr. Rick Wishart, Director of Education for Ducks Unlimited Canada.

Spill Frequency

[number/mmbbl (boe sales + produced water)]

	2004	2003	2002
Canada	1.19	1.01	0.99
United Kingdom	0.15	0.17	0.17
Malaysia	—	0.31	0.14

Waste Intensity, Alberta Operations

[tons/mmbbl (boe sales + produced water)]

Oil Content of Produced Water

Discharged to Sea (ppm)

	2004	2003	2002
United Kingdom	21.6	20.4	25.1
Malaysia	16.7	20.8	8.9

In 2004, Talisman’s average spill size was down in North America and the UK. There were no spills in Malaysia. The majority of spills in 2004 were caused by equipment failure. Where spills do occur, the root cause is identified, reviewed and communicated internally to ensure learning and reduce the potential for future spills.

A major spill response exercise involving Talisman (UK) operations, key contractors and the UK government was completed in the UK in 2004. Other activity included the development of three new spill contingency plans in support of specific offshore drilling campaigns in the North Sea.

Talisman also began assessing about 1,100 well sites, facilities and pipelines that are located within 100 metres of permanent water bodies in Alberta, to confirm the adequacy of existing spill containment and control measures. Improvements will be made where necessary.

WASTE MANAGEMENT AND SITE RESTORATION

Wherever we operate, wastes are carefully managed to avoid contamination of soil, groundwater, freshwater and marine ecosystems. Our approach involves proper handling and interim storage, recycling and re-use where feasible and appropriate final disposal commensurate with the nature of the waste material.

In 2004, Talisman’s waste intensities declined. While we were encouraged by the decrease, waste generation is difficult to predict year-over-year due to the periodic nature of many waste generating events, such as plant turnarounds, well workovers and installation modifications.

North Sea Waste Management Initiatives

The percentage of waste recycled in the UK increased from 2003 to 2004. This is largely due to an increase in personnel awareness and good waste handling practice.

Initiatives to reduce the amount of produced water and entrained oil discharged to the sea included produced water re-injection trials and installation of improved oil and water separation equipment. Re-injection efforts focused on reservoirs requiring pressure maintenance for continued efficient recovery of oil and gas, rather than on dedicated disposal wells, to optimize overall energy efficiency.

North Sea operations also tested and gained government approval to use a new produced oil-in-water analysis method in 2004 that does not require the use of harmful solvents and is simpler to use. Talisman (UK) is the first North Sea operator to receive government approval to use an alternate methodology.

A transport vehicle radiation monitoring system was installed onshore that receives all wastes from the North Sea offshore platforms in support of radiation detection systems offshore. The system will ensure proper identification and handling of all radiation contaminated wastes coming onshore from offshore platforms.

Reclamation and Contaminated Site Remediation

Approximately 150 inactive wells were abandoned in Canada and five wells were abandoned in the North Sea in 2004. Talisman’s current gross productive well counts in North America and the North Sea are 10,008 and 448, respectively.

In Canada, Talisman continues to assess and remediate soil and groundwater contamination associated with historic drilling and production operations. This includes reclamation of all of our historic earthen flare pits in Western Canada. Total expenditure on contaminated site clean up and well site reclamation was $16 million in 2004.

Innovative approaches to the treatment of contaminated soils and groundwater were tested in Canada in 2004, including the application of simple composting principles for the treatment of diesel-contaminated solids and the application of distillation technology to treat salt-contaminated groundwater.

Talisman’s Diamond Valley Soil Treatment Facility treated and recycled approximately 16,500 tons of contaminated soil in 2004. The facility was subject to regulatory audit in 2004, with no deficiencies noted.

ENERGY EFFICIENCY AND EMISSIONS

Talisman supports sensible, economic measures that will improve our energy efficiency and reduce emissions on a unit of production basis.

In 2004, Talisman emitted 2,788,302 tons of CO2E from our Canadian operations and 1,582,641 tons from our UK operations. We have identified certain issues regarding the controls relating to the measurement, processing and reporting of CO2E emissions data for our UK operations, which we are committed to addressing in 2005.

Emission Reporting

Talisman reported emissions of criteria air contaminants from 170 individual facilities in Canada consistent with requirements of the National Pollutant Release Inventory program. We also reported 2003 CO2E emissions for select facilities to the Alberta Government under a new mandatory reporting scheme introduced through provincial legislation enacted in 2004. We continue to contribute to the cooperative regional air quality monitoring programs in the West Central, Peace and Parkland Regional Airsheds in Alberta, Canada.

Energy Conservation Initiatives

In 2004, Talisman’s direct energy use was 20,697,019 mmBTU at our Canadian operations and 23,762,384 mmBTU at our UK operations.

Talisman constructed a new cogeneration facility at the Edson, Alberta, natural gas processing plant in 2004. The cogeneration facility will substantially reduce fuel gas consumption at the Edson plant, reducing direct emissions by approximately 22,000 tons of CO2E annually.

We also increased natural gas conservation in Alberta from 95.4% to 95.6% in 2003 (totals are reported one year late), as a result of continued flare and vent gas conservation initiatives. In addition, we installed methane emissions controllers at a number of facilities in Western Canada.

Renewable Energy

Engineering, design, operations and maintenance studies were completed in 2004 in advance of committing to the construction of the Beatrice Wind Farm Demonstrator Project. This is currently the largest wind energy research and development program in the European Union. Key activities in 2005 will include comprehensive environmental studies, submission of a formal environmental impact statement and award of contracts for turbine manufacture and installation, fabrication and tie-in. See page 27 for more information.

Source: REpower Systems AG, photographer: Jan Oelker

In 2004, Talisman (UK) completed advance work for the development of the Beatrice Wind Farm Demonstrator Project.

CO2E Emissions

(Canada and UK) (million tons)

Canadian Association of Petroleum Producers (CAPP) HSE Stewardship Program

Talisman is a Platinum member of CAPP’s Stewardship initiative. Stewardship is a commitment to responsible resource development and continuous improvement that all CAPP members uphold. It is an integrated approach that instills sound planning and operating practices to ensure continuous improvement in environmental, health, safety and social performance.

Kyoto Protocol

Talisman actively participates in the CAPP Climate Change Working Group (CCWG). This is the Canadian upstream oil and gas sector’s primary vehicle for discussion with the Federal Government regarding implementation of Canada’s commitments under the Kyoto Protocol. CCWG efforts in 2004 focused on the design of Large Final Emitter emission reduction targets, flexible compliance options including contributions to qualifying research, harmonization of federal, provincial and territorial reporting and verification requirements and federal policy beyond the first compliance period.

In the UK, Talisman continued to prepare for participation in the EU Emission Trading Scheme, completing comprehensive external verification of historic combustion related CO2E emissions from Talisman (UK)’s platforms and terminals.

Related to this, Talisman (UK) conducted a major study of all operated sites in 2004 to determine the required changes to comply with the EU Emissions Trading Scheme, the Offshore Combustion Installations (Prevention and Control of Pollution) Regulations and the Department of Trade and Industry’s Flare Mass Reporting requirements. This involved site visits as well as a desk-based review to evaluate the current situation and to produce a detailed Statement of Requirements (SOR) for each installation to meet compliance. The SORs specify exactly what has to be done in terms of fuel and flare metering, emissions sampling, data recording, reporting and verification to meet legislative requirements.

ECONOMIC PERFORMANCE

2004 Key Activities

•                  Generated cash flow of $3.1 billion from operating activities.

•                  Spent $2.9 billion in exploration, development and growth activities.

•                  Contributed approximately $3.8 million to several hundred community projects across our global operations.

•                  Provided $1,726 million dollars in fiscal contributions (royalties and taxes) to host governments.

•                  Launched $58 million deep-water wind farm demonstrator project in the North Sea and completed a $21 million cogeneration facility in Alberta.

•                  Announced a $770 million development of two oil fields (70 mmboe of reserves) about 160 kilometres northeast of Aberdeen, Scotland.

•                  Announced the sale of 2.3 trillion cubic feet of natural gas over a 17-year period from the Corridor production-sharing contract in Indonesia.

Gross sales revenue from our Malaysian operations (shown above) was $434 million.

“I like the fact you consider corporate responsibilities over and above (or at least equal) to the bottom line. I think by addressing (these) concerns, the bottom line will grow because of happy workers, happy customers and happy investors.”

Murray Sugden, 2003 Report feedback card

Talisman employees Lori Pollock, Pete Stefura and Rob Broen join Percy Britton, President of the Grande Prairie Ski Club, near recently upgraded snow-making equipment. Talisman donated 4,000 meters of insulated pipe to the Nitehawk Ski Area to complete and upgrade existing snow making facilities. For more information about Talisman’s community contributions, see page 12.

FINANCIAL AND OPERATING STATISTICS

The financial and operating information presented in this section (with the exception of Employee Remuneration, Community Contributions and Fiscal Contributions to Host Governments) has been extracted from Talisman Energy Inc.’s audited consolidated financial statements for the year ended December 31, 2004. See Talisman’s 2004 Annual Report Financial Summary for a more detailed presentation of our financial results. Talisman’s cash flow from operating activities in 2004 was $3.1 billion, of which $2.9 billion was spent on exploration, development and growth activities. The Company also paid dividends of $114 million ($0.30 per share) to common shareholders during the year.

Stakeholder Benefits

Our operations bring direct benefits to the communities in which we operate, including the creation of jobs, expansion of local infrastructure and support of community projects that create opportunities for a better future. Key benefits related to our economic activities including capital spending, remuneration to employees, dividends paid to shareholders, taxes and corporate community contributions have been listed in the table below.

Stakeholder Benefits (millions of Canadian dollars)	2004	2003	2002
Exploration and development expenditures	2,538	2,180	1,848
Total remuneration to employees	324	249	176
Corporate community contributions	4	5	10
Dividend payments	114	90	80
Fiscal contributions to host governments	1,726	1,195	1,277

Total	4,706	3,719	3,391

TRANSPARENCY

Fiscal Contributions to Host Governments

Talisman believes that the approach we take towards fiscal transparency is within the spirit of what is being asked of corporations by the Publish What You Pay Coalition(5). While we believe we are on the right track, we continue to monitor developments and work with other companies, governments and NGOs in this evolving area. We monitor the developments of the reporting guidelines developed under the auspices of the UK Government-driven Extractive Industries Transparency Initiative(6), which could act as a basis for how Company payments and government revenues should be published in the future and encourage additional dialogue on international reporting standards. We also support the Global Compact’s tenth and newest principle that businesses should work against all forms of corruption, including extortion and bribery.

Royalties and Current Taxes

In 2004, Talisman paid $1,726 million in royalties and current taxes. Not all of this expense represents cash payments to host governments. Under certain contractual terms, royalties and taxes represent the entitlement of the host government to a portion of Talisman’s share of production. Talisman does not distinguish between cash payments and ‘commodity-based payments’ in determining the Company’s total fiscal contribution to host governments. Talisman values these commodities at their respective market prices at the time of production. For more information, see table on next page.

Material Payments

With respect to other material payments of $1 million or greater paid to governments, Talisman paid $2.7 million to the government of Malaysia for research, training and development in accordance with the terms of various contracts.

(5)       The Publish What You Pay Coalition calls for disclosure of payments to, and transactions with, governments by multinational natural resource companies, their subsidiaries and business partners. Additional information regarding the Publish What You Pay Coalition can be found online at www.publishwhatyoupay.org.

(6)       The Extractive Industries Transparency Initiative (EITI) is a global multi-stakeholder initiative that brings together developing country governments, donors, companies, investors, civil society organizations and international financial institutions to increase transparency in the extractives sector in developing countries. For more information on the EITI visit www.eitransparency.org.

Fiscal Contributions to Host Governments

	Royalties			Taxes			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Canada	562	562	372	28	18	(21)	590	580	351
US	37	25	1	15	3	1	52	28	2
North America	599	587	373	43	21	(20)	642	608	353

United Kingdom	37	8	96	348	167	220	385	175	316
Norway	—	—	—	14	(6)	—	14	(6)	—
Netherlands	—	—	—	18	7	—	18	7	—
North Sea	37	8	96	380	168	220	417	176	316

Indonesia	205	113	107	92	83	76	297	196	183
Malaysia	183	40	22	47	1	2	230	41	24
Vietnam	3	3	1	5	3	1	8	6	2
Southeast Asia	391	156	130	144	87	79	535	243	209

Algeria	97	46	—	33	—	—	130	46	—
Sudan	—	97	328	—	17	68	—	114	396
Trinidad	—	—	—	—	—	—	—	—	—
Colombia	—	—	—	—	—	—	—	—	—
Qatar	—	—	—	—	—	—	—	—	—
Peru	—	—	—	—	—	—	—	—	—
Other	—	—	—	2	8	3	2	8	3
Rest of world	—	—	—	2	8	3	2	8	3
Total company	1,124	894	927	602	301	350	1,726	1,195	1,277

Royalties represent cash payments, and in certain foreign operations, the entitlement of the respective governments to a portion of Talisman’s share of production. For more information see Notes 1g) and 20 to Talisman Energy Inc.’s Consolidated Financial Statements for the year ended December 31, 2004. Taxes represent current tax expense and current Production Revenue Taxes. For more information see Note 15 to Talisman Energy Inc.’s Consolidated Financial Statements for the year ended December 31, 2004. The majority of the 2004 Taxes in Other represents payment of Swedish taxes.

SUSTAINABLE VALUE CREATION

At Talisman, acting responsibly means using new technologies and innovation to create economic benefit in all our operations, finding ways of reducing our environmental impact and using industry best practice to extract oil from regions considered already exhausted or too costly. See below for examples.

Energy Efficiency Improves Bottom Line

In 2004, Talisman completed construction of a 10-megawatt, cogeneration power plant at our Edson, Alberta natural gas processing facility. The $21 million plant will be the first of its kind at a sour gas processing facility in Alberta and among the first retro-fits of an existing facility to cogeneration. The Edson natural gas plant is the largest Talisman-operated plant in Canada, processing about 200 mmcf/d.

The new cogeneration facility is more efficient than the existing plant in producing utility steam, reducing the amount of natural gas needed to operate the sour gas processing plant by 12%, or about 700 mcf/d. It will also produce 2 megawatts of electricity, more than is needed for operations and enough power to serve about 1,000 area homes. The project will also reduce the Edson plant’s direct carbon dioxide emissions by 22,000 tons a year and indirect emissions by 82,000 tons a year.

“It is important for extractive companies to disclose revenue payments in order to promote accountability of governments to citizens for the management of this income and a more stable operating environment for themselves.”

Correspondence from Publish What You Pay

Talisman completed construction of a 10-megawatt cogeneration power plant in Edson, Alberta, in 2004.

“Please elaborate regarding your potential wind farm in the North Sea.”

James Wilcox, 2003 Report feedback card

NGO Concerns

In October 2004, a letter signed by Friends of the Earth Scotland, Amnesty International, the World Development Movement Scotland and the Centre for Human Ecology, was sent to the Scottish Executive questioning the government’s decision to provide funding to the Beatrice Wind Farm Project as a result of Talisman’s previous involvement in Sudan. Talisman is committed to addressing concerns such as these and improving dialogue with all stakeholders in an effort to improve understanding of our global activities. As such, Talisman continued its dialogue with Amnesty International following the receipt of the letter by the Scottish Executive, addressing their concerns regarding this particular project. If your organization would like to know more about what we’re doing, see the inside back cover of this Report for information on how to contact us.

Existing Infrastructure, Innovation Extends North Sea Prospects

When Talisman (UK) first entered the North Sea oil and gas industry 10 years ago, many established global energy companies were looking to leave the area, citing diminishing reserves and high operating costs as prohibitive to long-term prosperity in the area. Talisman (UK) has employed innovation and existing infrastructure to create new value in this once mature basin and extend the life of investments in the area.

In 2004, Talisman (UK) announced a $770 million development of two oil fields about 160 kilometres northeast of Aberdeen, Scotland. The fields will be developed using sub-sea tie-backs to existing facilities 55-kilometres away.

Wind Farm Demonstrator Project Launched

In 2004, Talisman (UK) began construction of a $58-million deepwater wind farm demonstrator project adjacent to its Beatrice field, 25-kilometres off the east coast of Scotland.

“The existing infrastructure at Beatrice offers a unique opportunity to test the feasibility of wind farms in water depths of 35 to 45 metres, while optimizing the value of our existing facilities,” said Dr. Jim Buckee, President and CEO during the announcement. “We hope to show that it is possible to transfer complementary oil and gas skills into the offshore renewable energy business, providing additional opportunities for investment and employment in the North Sea.”

The demonstrator project will receive $7 million in funding from each of the Scottish Executive and the UK Department of Trade and Industry and $10 million from the European Commission. Talisman and their co-venturer in this project will each contribute over $17 million.

Initially, the two 5-MW turbines will provide electric power for Beatrice. During the five-year period of the demonstrator project, Talisman (UK) will collect performance data, look for ways to reduce costs and develop operating procedures. If the project is successful, Talisman (UK) will consider the construction of a full-scale offshore wind farm including building up to 200 turbines linked to the Beatrice platform. A commercial venture could generate almost 20% of Scotland’s current electricity demand (enough energy to power a million average UK homes) while extending the life of our Beatrice facility. The project is the largest renewable energy development in Scotland and could become the world’s largest wind farm.

Talisman Announces Natural Gas Sale in Indonesia

In August 2004, Talisman’s subsidiary and its co-venturers announced an agreement for the sale of 2.3 trillion cubic feet of natural gas over a 17-year period from the Corridor project in Indonesia. The agreement and the resulting construction of a major pipeline linking the island of Sumatra with major gas markets in West Java will allow the commercialization of substantial incremental volumes of gas from the Corridor project. The natural gas sale underpinned further expansion of gas production and processing facilities at the Corridor project. This delivery of natural gas is expected to reduce air pollution in Jakarta and reduce the cost of power by replacing other fuels used for power generation, such as diesel.

MOVING FORWARD

Talisman remains committed to the long-term growth and evolution of its corporate responsibility activities.  As such, we have included some of our proposed activities in 2005. Though not an all-inclusive list, we hope these projects give our stakeholders a sense of where some of our efforts are directed in 2005.

2005 Social Activities

•                  Re-examine global community contributions strategy to ensure alignment with business goals.

•                  Continue to refine and implement new country entry due diligence process.

•                  Assess community development projects in Sudan to determine post 2005 plans, if any.

•                  Continue efforts to embed Talisman’s PBCE throughout the organization and examine the PBCE to ensure alignment with corporate governance.

•                  Continue to implement Security Policy.

2005 HSE Activities

•                  Complete comprehensive environmental studies, submission of a formal environmental impact statement and award contracts for turbine manufacture and installation, fabrication and tie-in in support of the construction of the Beatrice Wind Farm Demonstrator Project.

•                  Continue efforts to reduce water and entrained oil discharged in the North Sea.

•                  Address issues regarding the controls relating to the measurement, processing and reporting of CO2E emissions data for our UK operations.

•                  Continue to assess over 1,100 well sites, facilities and pipelines within 100 metres of permanent water bodies in Alberta to measure spill containment and control.

•                  Continue to address planning and policy issues associated with wildlife and access management in the Rocky Mountain Foothills.

•                  Complete detailed environmental planning currently under way in support of proposed drilling operations onshore Trinidad in 2005. Key elements include drilling waste management and oil spill contingency planning.

•                  Provide environmental support for proposed drilling offshore Qatar in 2005, including performing environmental baseline surveys, completing a drilling EIA and oil spill contingency planning.

•                  Continue to monitor developments regarding the Kyoto Protocol and its impacts on the oil and gas industry and manage our risks in the area.

2005 Economic Activities

•                  Add up to 149 new full-time equivalent positions to our global workforce.

•                  Continue to monitor and participate, where appropriate, in the Extractive Industries Transparency Initiative.

“Moving forward (section) lacked any sustainability strategy goals for 2004. SSC International was looking for a small number of sustainability scorecard performance goals for 2004 that would enhance the progress of the Company’s wealth generating abilities. There were none.”

Peter Downing, President,

SSC International

In 2005, Talisman will continue to assess over 1,100 well sites, facilities and pipelines within 100 metres of permanent water bodies in Alberta to measure spill containment and control.

Comments About PricewaterhouseCoopers’ Review

Talisman Energy Inc. asked us to review management’s assertions regarding the Company’s corporate responsibility performance and to provide a report setting out our conclusions.

In our approach to review the selected quantitative information, we obtained, examined and evaluated supporting evidence using a variety of procedures, including:

•                  One-on-one interviews with relevant Talisman management and staff;

•                  Consideration of Talisman’s management systems, processes and controls;

•                  Review of relevant internally and externally generated documents and records, including correspondence with external parties;

•                  Comparison of company assertions to third party information available publicly;

•                  Sample testing and re-calculation of performance data where appropriate; and

•                  Other procedures as considered necessary.

We focused our review mainly on information relating to the Company’s Canadian and North Sea operations, which together represented approximately 80% of Talisman’s worldwide production in 2004.

With the exception of the UK operations, we did not visit Talisman’s international locations. Information relating to these other operations was collated and reviewed at the Calgary head office.

INDEPENDENT REVIEWER’S REPORT

TO: THE BOARD OF DIRECTORS AND MANAGEMENT OF TALISMAN ENERGY INC.

We have been asked to review selected quantitative information presented in Talisman’s Corporate Responsibility Report (the Report) for the year ended December 31, 2004. We did not attempt to review all information included in the Report. Talisman management is responsible for collection and presentation of the information within the Report. Our responsibility is to express an opinion as to whether anything has come to our attention to suggest that the information requires material adjustment. The information we reviewed is marked with the symbol ✓.

Scope

The information reviewed was selected by Talisman primarily on the basis of perceived external stakeholder interest and maturity of the reporting process. The quantitative information selected for review in 2004 included information relating to community investments; community relations; health, safety and environment; employee relations; and other areas as marked with the symbol ✓. We also reviewed 2003 records for carbon dioxide equivalent (CO2E) emissions and energy use. We did not examine the narrative sections of the Report, except insofar as they incorporated the selected quantitative information.

During our review, we identified certain issues regarding the controls relating to the measurement, processing, and reporting of CO2E emissions data for Talisman’s UK operations. We were unable to reach a conclusion as to the impact of these issues on the reported CO2E data.  Accordingly, we were unable to determine whether the CO2E data for Talisman’s UK operations presented in this report required material adjustment.

The “Economic Performance Data” contains financial performance information extracted from Talisman’s audited financial statements, along with information with respect to selected corporate responsibility expenditures that are within scope of this review. We did not review financial performance information taken from Talisman’s audited financial statements.

Methodology

Our review was completed in accordance with the International Standard on Assurance Engagements (ISAE) 3000, developed by the International Federation of Accountants. As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the selected quantitative information that we reviewed. Our work included obtaining, examining, and evaluating evidence supporting the in-scope data.

Our review work was carried out in Calgary, Canada and Aberdeen, Scotland by two interdisciplinary teams from our Calgary and London (UK) Sustainable Business Solutions practices. The teams comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 550 hours of professional time. We believe our work provides a reasonable basis for our conclusion.

Conclusion

Except for the issues regarding the controls for the CO2E emissions data from Talisman’s UK operations described under Scope, nothing has come to our attention that causes us to believe that the selected quantitative information set out in this Report and marked with the symbol ✓ requires material adjustment or is not fairly stated.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Calgary, Alberta, Canada
March 8, 2005

PERFORMANCE DATA SUMMARY	PricewaterhouseCoopers LLP has reviewed the data on pages 31-33 marked with the symbol ✓. See page 30 for more information.

Social Performance Data

KPI	Page ref.	GRI	Country	2004	2003	2002	Footnote
WORKFORCE PRACTICES
Number of full-time equivalent	16,17	LA1	Canada	✓1,386	✓1,301	✓1,180	Excludes contract and temporary staff. Other
permanent employees			United States	✓21	✓11	—	includes secondees to operating partners.
			Netherlands	✓3	✓3	✓4
			Norway	✓81	✓76	—
			United Kingdom	✓204	✓194	✓170
			Indonesia	✓38	✓48	✓52
			Malaysia & Vietnam	✓130	✓120	✓97
			Algeria	✓1	✓1	0
			Trinidad	✓5	✓1	0
			Qatar	✓1	✓1	0
			Sudan	0	0	✓51
			Other	0	✓2	✓11
			Total	✓1,870	✓1,758	✓1,565
Number of full-time equivalent	16,17	LA2	Canada	✓104	—	—	2003 total does not account for the sale of
positions added			United States	✓9	—	—	our indirect assets in Sudan (70 positions).
			United Kingdom	✓6	—	—	2003 data reported regionally.
			Norway	—	—	—
			Indonesia	—	—	—
			Malaysia & Vietnam	✓57	—	—
			Algeria	—	—	—
			Trinidad	✓3	—	—
			Other	—	—	—
			Total	✓179	✓275	—
Voluntary turnover rate	16	LA2	Global	✓4	✓4	✓4	%.
(New) New graduates hired	16		Canada	✓20	18	14
			United Kingdom	✓1	3	1
			Total	✓21	21	15
(New) Number of cooperative	16		Canada	✓102	125	94
education and summer students hired			United Kingdom	✓6	3	6
			Norway	✓1
			Total	✓109	128	100
Temporary or contract employees	16	LA1	Global	✓1,383	✓670	—
Number of employees in flexible work			Global	✓83	✓80	80
arrangements
(New) Number of employees represented		LA3	Canada	✓23	23	22	In Canada, 23 employees are represented by
by independent trade union			Norway	✓60	—	—	the Communications, Energy and
organizations			Total	✓83	23	22	Paperworkers of Canada, Local 686-B. In
							Norway,44 employees are represented by the
							Federation of Oilworkers Trade Unions, 10
							employees are represented by the Norwegian Oil and Petrochemical Trade Union and 6 employees are represented by the Norwegian Team Leaders Federations.
DIVERSITY
Number of employees participating in	14	HR8	Canada	✓33	✓42	—
aboriginal cross-cultural awareness
courses
Number of aboriginal work experience terms			Canada	✓1	✓2	—
Composition of executive management	see corporate	LA11	Global	✓9M 1F	✓9M 1F	✓9M 1F	M-Male F-Female. Board of Directors (10
and corporate governance bodies	information			✓7M 1F	✓7M 1F	✓7M 1F	members). Executive Committee (8
	page						members).
TRAINING AND DEVELOPMENT
(New) Dollars spent on technical and	17	LA9	Global	✓3.2	—	—	Million $. .Includes education assistance,
personal development training							personal development and technical training
							but not employee time. Technical training
							may include contract staff in some locations.
(New) Number of employees registered	17	LA17	Canada	✓185
in personal development programs			UK	✓97
			Indonesia	✓17
			Malaysia	✓28
			Total	✓327
(New) Number of employees receiving	17	LA17	Canada	✓71	—	—	Includes employees enrolled in formalized
support through educational			UK	✓12			degree programs.
assistance program			Total	83
(New) Number of employees using	17		Canada	✓445	—	—
fitness subsidy			United Kingdom	✓68	—	—
			Norway	✓23	—	—
			Malaysia	✓15	—	—
			Total	✓551	—	—
ETHICAL BUSINESS CONDUCT
Number of certificates of compliance	4		North America	✓2,154	✓2,044	—	Includes permanent and contract employees.
with PBCE received			North Sea	✓654	✓596	—	See page 4 for details.
			Rest of world	✓326	✓254	—
			Total	✓3,134	✓2,894	✓1,310
Potential exceptions to PBCE			Global	✓14	✓11
COMMUNITY RELATIONS
(New) Number of public open house	10		Canada	✓26	✓18	—	Includes open houses, aboriginal career fairs,
consultations							stay-in-school celebrations and community
							appreciation events. See pages 12-13 for
							examples.
(New) Number of community development	12-13	EC10	Canada	420	—	—
programs supported			United Kingdom	44	—	—
			United States	24	—	—
			Colombia	1	—	—
			Trinidad	27	—	—
			Indonesia	—	—	—
			Malaysia/Vietnam	14	—	—
			Algeria	3	—	—
			Total	531	—	—

Health, Safety and Environmental Performance Data*

KPI	Page ref.	GRI	Country/Region	2004	2003	2002	Footnote
ENERGY
(New) Direct Energy Use	23	EN3	Canada	✓20.7	✓21.4	18.3	Trillion BTU. Total energy use at operated
			United Kingdom	✓23.8	✓24.7	24.0	facilities including combustion of fuels,
			Total	✓44.5	✓45.1	42.3	flaring and electrical power purchases.
Production Energy Intensity		EN3	Canada	✓0.206	✓0.212	✓0.237	mmBTU/boe.
			United Kingdom	✓0.523	✓0.555	0.458
(New) Modified Production Energy Intensity		EN3	Canada	✓0.079	✓0.083	0.080	mmBTU/bbl (boe sales + bbl produced
			United Kingdom	✓0.106	✓0.111	0.111	water).
EMISSIONS
(New) CO2E Emissions	23	EN8	Canada	✓2,788	✓2,801	1,971	Thousand tons. Calculation methodology
			United Kingdom	✓1,582	✓1,650	1,597	and data sources changed in 2003 onward.
			Total	✓4,370	✓4,451	3,568	Excludes HFCs, PFCs, SF6 as their
							contribution to CO2E is negligible. Please
							also refer to the Independent Reviewer’s
							Report on page 30.
Production Carbon Intensity		EN8	Canada	✓0.028	✓0.028	✓0.026	Tons CO2E/boe.
			United Kingdom	✓0.035	✓0.037	0.031
(New) Modified Production Carbon Intensity		EN8	Canada	✓0.011	✓0.011	0.009	Tons CO2E/bbl (boe sales + bbl produced
			United Kingdom	✓0.007	✓0.007	0.007	water).
WATER
(New) Potable Water Diversion	21	EN5, 21, 22	Alberta, Canada	✓7.2	—	—	Million barrels. As reported to Alberta Environment.
WASTE MANAGEMENT AND SITE
RESTORATION
Waste Recycle	22	EN11	United Kingdom	✓58	✓54	✓55	Percentage. Excludes drilling water, bulk
							liquids and periodic tank clean out waste.
Waste Intensity	22	EN11	Alberta, Canada	✓33.0	40.4	46.7	Tons/mmbbl (boe sales + bbl produced
			UK	✓10.4	12.2	10.8	water). Excludes drilling and remediation
							wastes and bulk liquids. UK also excluded
							periodic tank clean out waste. Numbers in
							2003 and 2002 have been restated to reflect a
							change in methodology.
Reclamation and Remediation	22	EN23	Canada	✓16	✓14	14	Million Canadian dollars.
Expenditures
Well abandonment	22		North America	✓150	✓170	✓160	Well abandonment refers to down-hole
			UK	✓5	✓8	✓9	closure of wells.
			Total	✓155	✓178	✓169
Total amount of soil treated and recycled at	22		Alberta, Canada	✓16,500	✓11,000	—	tons.
Diamond Valley Soil Treatment Facility
Oil content of produced water discharged to	22	EN12	United Kingdom	✓21.6	✓20.4	✓25.1	ppm.
Sea			Malaysia	✓16.7	✓20.8	✓8.9
LAND USE
(New) Total amount of land owned, leased		EN23	North America	7,315	6,988	6,750	Thousands of acres. See Annual Report for
or managed			North Sea	2,367	1,176	855	more information.
			SE Asia	3,813	2,365	2,644
			Algeria	268	268	268
			Trinidad	130	136	135
			Other	2,676	1,578	793
			Total	16,568	12,511	11,444
MAJOR INCIDENTS
(New) Major incidents of non-compliance	19	EN16	Global	✓0	—	—	Refer to page 19 for discussion of
							regulatory contravention.
SPILLS
Spill frequency	22	EN13	Canada	✓1.19	1.01	0.99	Number/mmbbl (boe sales + bbl produced
			UK	✓0.15	0.17	0.17	water). Numbers from 2003 and 2002 have
			Malaysia	✓0	0.31	0.14	been restated to reflect a change in methodology.
Average spill size		EN13	Canada	✓21.2	31.6	45.4	Barrels. Numbers from 2003 and 2002 have
			UK	✓2.0	6.1	0.8	been restated to reflect a change in
			Malaysia	✓0	200.0	0	methodology.
OCCUPATIONAL HEALTH & SAFETY
Lost time injury frequency	20	LA7	Global	0.36	0.51	0.74	Global aggregate; number of lost time
							injuries per 200,000 exposure hours.
							Includes certain contractors in the UK,
							Malaysia and Indonesia. Data for 2003 and 2002 are restated to include contractor data from Malaysia.
Fatalities, life-threatening occupational	20	LA7		✓0	✓2	—	Includes contractors. Refer to page 28 of
injuries							2003 CR Report for more information on 2003 incidents.

*  Base data used to calculate all Energy and Emissions KPIs as well as waste intensity, spill frequency and average spill size include both measured and production based estimated values.

“Use of graphs would be easier to absorb.” 2003 shareholder feedback card

Economic Performance Data* (millions of Canadian dollars unless otherwise stated)

KPI	Page ref.	GRI	Country	2004	2003	2002	Footnote
FINANCIAL PERFORMANCE
Production			Canada	190.1	193.5	199.0	(mboe/d).
			United States	14.8	10.0	0.4
			United Kingdom	131.7	126.7	145.6
			Norway	6.4	2.8	—
			Netherlands	2.7	1.8	2.2
			Indonesia	36.7	34.4	32.6
			Malaysia	40.2	9.0	5.1
			Vietnam	2.0	0.5	0.5
			Sudan	—	13.0	60.0
			Algeria	13.5	6.6	—
			Total	438.1	398.3	445.4
Gross Sales Revenue		EC1	Canada	2,851	2,688	2,004	Gross sales revenue from oil, natural gas and
			United States	264	177	6	natural gas liquids before hedging and
			United Kingdom	2,241	1,769	1,962	royalties. Prior year amounts have been
			Norway	110	37	—	restated to reflect reclassification of
			Netherlands	34	23	26	transportation costs.
			Indonesia	551	467	445
			Malaysia	434	132	71
			Vietnam	135	14	7
			Sudan	—	209	830
			Algeria	254	94	—
			Total	6,874	5,610	5,351
INDIRECT ECONOMIC IMPACTS
Dividend payments	26	EC13	Global	114	90	80
E&D Expenditures	26	EC13	Canada	1,317	1,047	792	The majority of E&D expenditures in Other
			United States	135	62	30	relates to Frontier North America and
			United Kingdom	502	481	417	unallocated head office office exploration
			Norway	4	12	—	costs.
			Netherlands	1	3	14
			Indonesia	23	26	73
			Malaysia	214	275	190
			Vietnam	18	15	6
			Algeria	8	34	107
			Trinidad	191	130	78
			Colombia	17	21	21
			Peru	13	—	—
			Sudan	—	2	98
			Qatar	11	4	—
			Other	84	68	22
			Total	2,538	2,180	1,848
Employee Remuneration	17	EC5	Canada	✓240	✓187	✓112	Expatriate remuneration is included in the
			United States	✓3	✓1	✓—	home country totals for 2003 onward. For
			United Kingdom	✓44	✓40	✓32	more information on remuneration, see Total
			Norway	✓13	✓4	✓—	Rewards discussion on page 17.
			Netherlands	✓0.4	✓0.5	✓—
			Indonesia	✓1	✓2	✓10
			Malaysia/Vietnam	✓22	✓14	✓12
			Sudan	—	—	✓10
			Total	✓324	249	176.0
FISCAL CONTRIBUTIONS TO HOST
GOVERNMENTS
Total Taxes and Royalties	26,27	EC8	Canada	590	580	351	Royalties represent cash payments, and in
			United States	52	28	2	certain foreign operations, the entitlement of
			United Kingdom	385	175	316	the respective governments to a portion of
			Norway	14	(6)	—	Talisman’s share of production. For more
			Netherlands	18	7	—	information see Notes 1g) and 20 to
			Indonesia	297	196	183	Talisman Energy Inc.’s Consolidated
			Malaysia	230	41	24	Financial Statements for the year ended
			Vietnam	8	6	2	December 31, 2004. Taxes represent current
			Sudan	—	114	396	tax expense and current Production Revenue
			Algeria	130	46	—	Taxes. For more information see Note 15 to
			Other	2	8	3	Talisman Energy Inc.’s Consolidated
			Total	1,726	1,195	1,277	Financial Statements for the year ended December 31, 2004. The majority of the 2004 Taxes in Other represents payment of Swedish taxes.
Amount of money paid to political parties	15	SO5	Canada	✓32,300	✓42,200	48,500	Actual Canadian dollars.
			United States	✓5,900
			Total	✓38,200
COMMUNITY INVESTMENTS
Community Contributions	13	EC10	Canada	✓1,697	✓1,602	✓1,260	Thousands of Canadian dollars. Total
			United States	✓82	✓54	✓—	contributions in Malaysia and Vietnam were
			United Kingdom	✓445	✓662	✓800	approximately $20,000 in 2002.
			Indonesia	✓377	✓754	✓610
			Malaysia/Vietnam	✓26	✓23	✓24
			Algeria	✓—	✓92	—
			Sudan	✓646	✓1,494	—
			Trinidad	✓209	✓268	✓80
			Colombia	✓168	✓112	✓340
			Peru	✓78	—	—
			Qatar	✓20	—	—
			Other	—	—	420
			Total	✓3,748	✓5,061	3,534

*  Except where noted by the ✓, the economic performance data presented here has been extracted from our Audited Financial Statements for the year ended December 31,2004.

GRI REFERENCE INDICATORS	“Can we add GRI indicator number interpretation?” Mike Smith, 2003 Report feedback card

GRI	TLM Comments	Indicator
1.1	Annual Report page 4	Description of vision and strategy
1.2	Pages 2-4	CEO statement
2.1	Inside cover	Name of reporting organization
2.2	Inside cover	Major services
2.3	Inside cover	Operational structure
2.4	Inside cover	Major divisions, subsidiaries, joint ventures
2.5	Inside cover	Countries of operation
2.6	Inside cover	Nature of ownership
2.7	Inside cover	Nature of markets served
2.8	Inside cover	Scale of operation
2.9	Inside cover	List of key stakeholders
2.10	Back cover	Contact person
2.11	Inside cover	Reporting period
2.12	Inside cover	Date of most previous report
2.13	Inside cover	Boundaries of report
2.14	Inside cover	Significant changes to business
2.15	Inside cover	Basis for reporting on joint ventures and subsidiaries
2.16	Inside cover	Explanations for restated information from previous reports
2.17	Inside cover	Decisions to apply or not apply GRI principles
2.18	Pages 31-33	Criteria/definitions used in accounting for economic, environmental and social costs/benefits
2.19	Pages 31-33	Significant changes in measurement methods
2.20	Page 30	Policies and internal practices to provide assurance about accuracy, completeness and reliability of information
2.21	Page 30	Policy and current practice for independent assurance for full report
2.22	Back cover	Means by which report users can obtain additional information
3.1	Annual Information Form	Governance structure
3.2	Annual Information Form	Percentage of the Board of Directors that are independent, non-executive directors
3.3	Annual Information Form	Processes for determining required expertise of Board members
3.4	Annual Information Form	Board-level processes for managing environmental, economic and social risks
3.5	Annual Information Form	Linkage between executive compensation and achievement of organizational goals
3.6	Pages 4,5	Organizational structure and key individuals responsible for oversight, implementation and audit of environmental, economic and social policies
3.7	Pages 4,5	Mission and value statements, codes of conduct, policies relevant to economic, environmental and social performance
3.8	Annual Information Form	Mechanisms for shareholders to provide direction to Board
3.9	Inside cover	Identification and selection of major stakeholders
3.10	Pages 10-11	Approaches to stakeholder consultation
3.11	Pages 10-11	Type of information generated by stakeholder consultation
3.12	Pages 10-11	Use of information resulting from stakeholder engagements
3.13	Not currently used	Use of precautionary principle
3.14	Pages 6,8	Use of externally developed voluntary charters or principles
3.15	Page 35	Key memberships in industry associations and advocacy organizations
3.16	Page 4	Policies and systems for managing upstream/downstream impacts
3.17	Pages 4-6,19-20	Approach to managing indirect economic, environmental, social impacts from activities
3.18	Annual Report pages 9-12	Major decisions during reporting period pertaining to location/changes in operations
3.19	Page 4-6	Programs and procedures pertaining to economic, environmental and social performance
3.20	Not currently tracked	Status of certification of management systems
EC1	Page 33	Net sales
EC2	Annual Report pages 9-12	Geographic breakdown of markets
EC3	Page 33	Cost of goods, materials and services purchased
EC4	Not currently tracked	Percentage of contracts paid in accordance with agreed terms
EC11	Not currently tracked	Supplies by organization and country
EC5	Page 33	Total payroll and benefits
EC6	Annual Report pages 17-24	Distributions to providers of capital
EC7	Annual Report pages 17-24	Increase/decrease in earnings
EC8	Page 33	Taxes paid to governments
EC9	Not currently tracked	Subsidies received
EC10	Page 12	Donations to community
EC12	Not currently tracked	Total spent on non-core business infrastructure
EC13	Page 33	Indirect economic impacts
EN1	Not currently tracked	Total materials used other than water
EN2	Not currently tracked	Percentage of materials used that are wastes from external sources
EN3	Page 32	Direct energy use
EN4	Not currently tracked	Indirect energy use
EN17	Pages 27-28	Use of renewable energy; energy efficiency initiatives
EN18	Not currently tracked	Energy consumption footprint of major products
EN19	Not currently tracked	Other indirect energy use/implications
EN5	Page 32	Total water use
EN20	Not currently tracked	Water sources/ecosystems affected by use
EN21	Page 32	Annual withdrawals of ground and surface water
EN22	Page 32	Recycling/reuse
EN6	Page 32	Land owned, leased, managed
EN7	Page 21-22	Major impacts on biodiversity
EN23	Page 32	Total amount of land owned, leased or managed for production activities/exact time use
EN24	Not currently tracked	Amount of impermeable surface as percentage of land purchased/leased
EN25	Page 21-22	Impacts of activities/operations on protected/sensitive areas
EN26	Not currently tracked	Changes to natural habitats from activities; percentage of habitat protected/restored
EN27	Not currently tracked	Programs/targets for protecting/restoring native ecosystems
EN28	Not currently tracked	Number of IUCN Red List species with habitats in areas affected by operations
EN29	Not reported in 2004	Business units operating or planning operations in or near protected/sensitive areas
EN8	Page 32	GHG emissions
EN9	Not currently tracked	Ozone-depleting substances
EN10	Not reported in 2004	NOx, SOx and other air emissions
EN11	Page 32	Waste
EN12	Page 32	Key discharges to water
EN13	Page 32	Significant spills
EN30	Not currently tracked	Other indirect GHG emissions
EN31	Not currently tracked	Hazardous wastes
EN32	Not currently tracked	Water sources/ecosystems affected by discharges of water and runoff
EN33	Not currently tracked	Performance of suppliers
EN14	Not currently tracked	Significant impacts of principal products and services
EN15	Not currently tracked	Percentage of weight of products sold reclaimable
EN16	Page 32	Incidents/fines for non-compliance
EN34	Not applicable	Environmental impacts of transportation used
EN35	Page 37	Environmental expenditures
LA1	Page 36	Breakdown of workforce
LA2	Page 36	Net employment creation, average turnover
LA12	Page 20	Employee benefits
LA3	Page 20	Number of employees represented by unions
LA4	Not applicable	Policies/procedures
LA13	Not applicable	Formal worker representation in decision-making or management
LA5		Practices on recording and notification of occupational incidents
LA6	Not applicable	Formal joint health and safety committees
LA7	Page 32	Safety statistics
LA8	Not applicable	Policies or programs on HIV/AIDS
LA14	Not applicable	Compliance with ILO Guidelines for Occupational Health Management Systems
LA9	Page 31	Dollars invested in training
LA16		Programs to support continued employability
LA17	Pages 16-17	Programs for skills management and lifelong learning
LA10	Pages 16-17	Equal opportunity policies/programs
LA11	Page 31	Composition of senior management and corporate governance bodies
HR1	Pages 4-6	Policies, guidelines and procedures
HR2	Pages 4-6	Consideration of human rights impacts as part of investment and procurement decisions
HR3	Page 15	Policies and procedures to evaluate human rights performance of suppliers and contractors
HR8	No training in 2004	Employee training on human rights policies and practices
HR4	Pages 16-17	Policies and procedures to prevent all forms of discrimination
HR5	Pages 16-17	Policies for freedom of association and collective bargaining
HR6	Pages 6	Policies to address child labour
HR7	Pages 6	Policies to prevent forced and compulsory labour
HR9	Not currently tracked	Appeal practices related to human rights
HR10	Not currently tracked	Employee grievance systems
HR11	No training in 2004	Human rights training for security personnel
HR12	Page 14	Policies and procedures to address the needs of indigenous peoples
HR13	Not applicable	Jointly managed community grievance mechanisms
HR14	Page 26	Share of operating revenues redistributed to local communities
SO1	Pages 4-11	Policies, procedures and programs to manage impacts on communities
SO4	Page 3	Awards for social, ethical and environmental performance
SO2	Page 15	Policies and procedures for bribery and corruption
SO3	Page 15	Policies and procedures for managing political lobbying and contributions
SO5	Page 15	Amount of money paid to political parties and institutions
SO6	Not applicable	Court decisions relating to anti-trust regulations
SO7	Not applicable	Policies and procedures for managing anti-competitive behaviour
PR1	Not applicable	Policies for customer health and safety during use of products and services
PR2	Not applicable	Policies and procedures for product information and labeling
PR3	Not applicable	Policies and procedures for consumer privacy
PR4	Not applicable	Non-compliance with regulations for customer health and safety
PR5	Not applicable	Number of complaints related to health and safety of products
PR6	Pages 6-7	Voluntary code compliance
PR7	Not applicable	Non-compliance with regulations for production information and labeling
PR8	Not applicable	Policies and procedures related to customer satisfaction
PR9	Not applicable	Policies and procedures for adherence to advertising standards and codes
PR10	Not applicable	Breaches with advertising and marketing regulation
PR11	Not applicable	Complaints concerning breaches of consumer privacy

GLOSSARY AND ABBREVIATIONS

Barrel (bbl): Petroleum industry standard barrel. Equals 0.159 m3.

Boe: Barrel of oil equivalent.

Boe sales: Equals gross operated production less shrinkage.

CH4: Methane.

CAPP: Canadian Association of Petroleum Producers.

CO2E: Carbon dioxide equivalent.

Corporate Governance: Balance of powers between Boards of Directors, senior management, shareholders and stakeholders of companies.

Corporate Responsibility (CR): Defined by the World Business Council for Sustainable Development as the continuing commitment by business to behave ethically and contribute to economic development while improving the quality of life of the workforce and their families as well as the local community and society at large.

Decommissioning: Taking out of use, ready for dismantling/removal.

DTI: Department of Trade and Industry in the United Kingdom.

Environmental Incidents: Spills and environmental exceedances.

EU: European Union.

Environmental Audit: Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria.

Environmental Impact Assessment (EIA): A set of activities designed to contribute pertinent environmental information to project or program decision-making.

Global Compact: An initiative by Kofi Annan, Secretary General of the United Nations, to engage the private sector in helping address common issues of environmental protection, human rights and labour.

Global Reporting Initiative (GRI): A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Kyoto Protocol: The Kyoto Protocol to the UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified greenhouse gas emission limitation and reduction commitments, expressed in CO2 equivalent, for signatory countries.

Lost-Time Injuries: Injuries that result in workers being unable to report to their next work shift. Lost-Time Injury Rate is the number of work-related injuries that result in days away from work for every 200,000 hours worked.

Mboe/d: Thousand barrels of oil equivalent per day.

Mmboe: Million barrels of oil equivalent.

Non-Government Organizations (NGO): Groups with mutual interests and objectives that are non-profit and independent of government.

Operator: Company appointed by the co-venturers in a license to manage the exploration for, and if successful, the production of oil/gas on behalf of the co-venturers.

Production Carbon Intensity: The mass of carbon dioxide emissions emitted during the production of each unit of oil and gas. The greenhouse gas potentials of other greenhouse gases are included in the calculation.

Production Energy Intensity: Energy consumed in the production of each unit of oil and gas.

Reclamation: The process of converting lands disturbed by oil and gas activities to other productive land uses, involving reshaping areas to a stable configuration, establishment of drainage systems, placement of topsoil or plant growth media and revegetation through planting or seeding.

Sensitive Habitats: Any area in which plant or animal life or their habitats are either rare or especially valuable. Sensitive habitat areas include, but are not limited to, wetlands, marine habitats, sand dunes, sea cliffs, and other habitats supporting rare and unique species. In some jurisdictions the term sensitive habitat has a legal definition.

Ton: Refers to US ton.

Trillion: 1012.

UDHR: Universal Declaration of Human Rights.

UK: United Kingdom.

US: United States of America.

“SSC International’s three Talisman reporting strengths were greater than the weaknesses cited. Talisman’s 2003 Corporate Responsibility Report effectively measured the Company’s annual sustainability progress – economic growth..., protection of the environment..., and, fostering social dignity – that comprise the wealth generating abilities of the firm.”

Peter Downing, President,

Sustainability Scorecard

International Inc.

“The Company has done its utmost to serve and assist in the needs of the citizens of the countries wherever it operates.”

2003 shareholder feedback card

FORWARD-LOOKING STATEMENTS

This Corporate Responsibility Report contains statements concerning future projects, business plans for exploration, development and drilling, estimated amounts and timing of future power and electricity generation, future oil and gas prices, anticipated social and health, safety and environmental activities, anticipated employment positions, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute “forward-looking statements” within the meaning of the applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:



•                  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•                  the uncertainty of estimates and projections relating to production, costs and expenses;

•                  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•                  health, safety and environmental risks;

•                  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•                  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•                  general economic conditions;

•                  the effect of acts of, or actions against international terrorism; and

•                  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company’s operations or financial results, are included: (1) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2005” and elsewhere in the Company’s 2004 Annual Report Financial Review; and (2) under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2004. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

You may read any document Talisman furnishes to the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W.,Washington, D.C.20549 and 500 West Meridian Street, Suite 1400, Chicago,Illinois 60661.You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C.20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

CORPORATE INFORMATION

Board of Directors

Douglas D. Baldwin(2),(3),(4),(6)

Calgary, Alberta, Canada

Chairman, Talisman Energy Inc.

James W. Buckee(2),(5)

Calgary, Alberta, Canada

President and Chief Executive Officer

Talisman Energy Inc.

Kevin S. Dunne(3),(5),(6)

Tortola, British Virgin Islands

Corporate Director

Al L. Flood, C.M.(1),(4)

Thornhill, Ontario, Canada

Corporate Director

Dale G. Parker(1),(5)

Vancouver, British Columbia, Canada

Public Administration and Financial

Institution Advisor

Lawrence G. Tapp(3),(4)

Langley, British Columbia, Canada

ATS Automation Tooling Systems Inc.

Stella M. Thompson(2),(4),(5)

Calgary, Alberta, Canada

Governance West Inc.

Stellar Energy Ltd.

Robert G. Welty(1),(3)

Calgary, Alberta, Canada

Sterling Resources Ltd.

Charles W. Wilson(1),(2),(6)

Evergreen, Colorado, United States

Corporate Director

(1)          Member of Audit Committee

(2)          Member of Executive Committee

(3)          Member of Governance and Nominating Committee

(4)          Member of Management Succession and Compensation Committee

(5)          Member of Pension Funds Committee

(6)          Member of Reserves Committee

Executive

James W. Buckee

President and Chief Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President,

 Frontier and International Operations

Joseph E. Horler

Executive Vice-President,

Marketing

Michael D. McDonald

Executive Vice-President,

Finance and Chief Financial Officer

Robert M. Redgate

Executive Vice-President,

Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President,

Exploration

Annual Meeting

Talisman Energy Inc.’s annual meeting of shareholders will be held at 10:30 a.m. on May 3, 2005 in the Exhibition Hall, North Building of the Telus Convention Center, 136 Eighth Avenue S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

Contact Us

Questions and views on the Report and on Talisman’s corporate responsibility efforts may be directed to the Manager of Corporate Responsibility and Government Affairs at:

Talisman Energy Inc.

3400, 888 - 3rd Street S.W.

Calgary, Alberta, Canada

T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

Website

www.talisman-energy.com

E-mail:

tlm@talisman-energy.com

Corporate Information	This Annual Report is printed on Neenah Environment, paper produced from 100% post consumer fiber.	Creative Development by Rivard Communications Inc. Printed in Canada by Quebecor World Calgary.

Talisman has published a separate Corporate Responsibility Summary Report, Annual Report Summary and Annual Report Financial Review. These reports are available by contacting the Company and can also be viewed on its website.

Talisman Energy Inc.

3400, 888 - 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234  Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com